
06061625


SEC MAIL
RECEIVED
NOV 1 3 2006
WASH, DC
213
SECTION

Farmer Bros. Co.

2006 Annual Report

Five-Year Selected Financial Data

(In thousands, except per share amounts)

	For the fiscal years ended June 30,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Net sales	$207,453	$198,420	$193,589	$201,558	$205,857
(Loss) income from operations	$ (2,965)	$ (6,583)	$ 3,763	$ 23,888	$ 38,210
Net income (loss)	$ 4,756	$ (5,427)	$ 12,687	$ 23,629	$ 30,569
Net income (loss) per common share (a)	$ 0.34	$ (0.40)	$ 0.81	$ 1.30	$ 1.65
Total assets	$317,237	$314,923	$317,871	$416,415	$417,524
Dividends per common share (a)	$ 0.42	$ 0.40	$ 0.38	$ 0.36	$ 0.34
Current assets	$246,808	$245,219	$252,720	$346,617	$348,434
Current liabilities	$ 16,578	$ 20,693	$ 21,189	$ 16,659	$ 16,259
Working capital	$230,230	$224,526	$231,531	$329,958	$332,175
Capital expenditures	$ 12,840	$ 8,832	$ 7,683	$ 9,089	$ 5,039
Total liabilities	$ 48,014	$ 50,037	$ 48,173	$ 47,270	$ 44,471
Total stockholders' equity	$269,223	$264,886	$269,698	$369,145	$373,053
Total assets	$317,237	$314,923	$317,871	$416,415	$417,524

(a) All per share disclosures have been adjusted to reflect the stock split that became effective on May 10, 2004.

FARMER BROS. CO.

20333 South Normandie Avenue
Torrance, California 90502

PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 27, 2006

TO THE STOCKHOLDERS OF FARMER BROS. CO.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Farmers Bros. Co., a Delaware corporation (the "Company" or "Farmer Bros."), will be held at the principal office of the Company located at 20333 South Normandie Avenue, Torrance, California 90502 on Monday, November 27, 2006, at 10:00 a.m., Pacific Standard Time, for the following purposes:

1. To elect two Class III directors to the Board of Directors of the Company for a three-year term of office expiring at the 2009 Annual Meeting of Stockholders;
2. To ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007; and
3. To transact such other business as may properly come before the Annual Meeting or any continuation, postponement or adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on October 4, 2006, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting and at any continuation, postponement or adjournment thereof.

By Order of the Board of Directors




SEC MAIL
RECEIVED
PROCESSING
NOV 13 2006
213
SECTION
D.C.

John M. Anglin
Secretary

Torrance, California
October 24, 2006

PLEASE SUBMIT A PROXY AS SOON AS POSSIBLE SO THAT YOUR SHARES CAN BE VOTED AT THE ANNUAL MEETING IN ACCORDANCE WITH YOUR INSTRUCTIONS. FOR SPECIFIC INSTRUCTIONS ON VOTING, PLEASE REFER TO THE INSTRUCTIONS ON THE PROXY CARD OR THE INFORMATION FORWARDED BY YOUR BROKER, BANK OR OTHER HOLDER OF RECORD. ESOP PARTICIPANTS SHOULD FOLLOW THE INSTRUCTIONS PROVIDED BY THE ESOP TRUSTEE, GREATBANC TRUST COMPANY. EVEN IF YOU HAVE VOTED YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE ANNUAL MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE IN PERSON AT THE ANNUAL MEETING, YOU MUST OBTAIN A PROXY ISSUED IN YOUR NAME FROM SUCH BROKER, BANK OR OTHER NOMINEE.

YOUR VOTE IS IMPORTANT. PLEASE VOTE WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

(This page has been left blank intentionally.)

PROXY STATEMENT

TABLE OF CONTENTS

FARMER BROS. CO.

20333 South Normandie Avenue
Torrance, California 90502

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board of Directors" or the "Board") of Farmer Bros. Co., a Delaware corporation (the "Company" or "Farmer Bros."), for use at the 2006 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Monday, November 27, 2006, at 10:00 a.m., Pacific Standard Time, or at any continuation, postponement or adjournment thereof, for the purposes discussed in this Proxy Statement and in the accompanying Notice of Annual Meeting, and any business properly brought before the Annual Meeting. Proxies are solicited to give all stockholders of record an opportunity to vote on matters properly presented at the Annual Meeting. The Company intends to mail this Proxy Statement and accompanying proxy card on or about October 26, 2006 to all stockholders entitled to vote at the Annual Meeting. The Annual Meeting will be held at the principal office of the Company located at 20333 South Normandie Avenue, Torrance, California 90502.

Who Can Vote

You are entitled to vote if you were a stockholder of record of Farmer Bros. common stock ("Common Stock") as of the close of business on October 4, 2006. Your shares may be voted at the Annual Meeting only if you are present in person or represented by a valid proxy.

Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly and mailing of this Proxy Statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding shares of Common Stock in their names that are beneficially owned by others to forward to these beneficial owners. The Company may reimburse persons representing beneficial owners for their costs of forwarding the solicitation materials to the beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid to directors, officers or employees for such services. A list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder for any purpose germane to the Annual Meeting during ordinary business hours at the offices of the Company located at 20333 South Normandie Avenue, Torrance, California 90502 for the ten days prior to the Annual Meeting and also at the Annual Meeting.

Voting of Shares

Stockholders of record as of the close of business on October 4, 2006 are entitled to one vote for each share of Common Stock held on all matters to be voted upon at the Annual Meeting. There is no cumulative voting in the election of our directors. You may vote by attending the Annual Meeting and voting in person. You may also vote by completing and mailing the enclosed proxy card or the form forwarded by your bank, broker or other holder of record. If your shares are held by a bank, broker or other nominee, please refer to the instructions they provide for voting your shares. Participants in the Farmer Bros. Co. Employee Stock Ownership Plan (the "ESOP") should follow the instructions provided by the ESOP trustee, GreatBanc Trust Company. All shares entitled to vote and represented by properly executed proxies received before the polls are closed at the Annual Meeting, and not revoked or superseded, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies.

YOUR VOTE IS IMPORTANT. PLEASE VOTE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

Voting by ESOP Participants

The ESOP owns approximately 18.6% of the outstanding Common Stock. Full time employees of Farmer Bros. participate in the ESOP. Each ESOP participant has the right to direct the ESOP trustee on how to vote the shares of Common Stock allocated to his or her account under the ESOP. If an ESOP participant properly executes the proxy distributed by the ESOP trustee, the ESOP trustee will vote the shares represented by that proxy at the Annual Meeting. Shares of Common Stock represented by properly executed proxies will be voted by the ESOP trustee in accordance with the stockholder's instructions. The ESOP trustee will vote all of the unallocated ESOP shares (i.e., shares of Common Stock held in the ESOP, but not allocated to any participant's account) and allocated shares which ESOP participants have failed to vote in the same proportion as the voted allocated shares with respect to such issue. If other matters are presented for a vote at the Annual Meeting, the shares for which proxies have been received will be voted in accordance with the discretion of the proxies.

Counting of Votes

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker "non-votes." Shares held by persons attending the Annual Meeting but not voting, shares represented by proxies that reflect abstentions as to a particular proposal and broker "non-votes" will be counted as present for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner has not received instructions from the beneficial owner and does not have discretionary authority to vote the shares.

Directors are elected by a plurality of the votes cast, so abstentions and broker non-votes will not be counted in determining which nominees received the largest number of votes cast. This means the two nominees for election to the Board at the Annual Meeting who receive the largest number of properly cast "for" votes will be elected as directors.

The ratification of the selection of Ernst & Young LLP ("EY") requires the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against such proposal and broker non-votes will have no effect on the result of the votes on such proposal.

Shares Outstanding and Quorum

At the close of business on October 4, 2006, 16,075,080 shares of Common Stock were outstanding and entitled to vote. The Company has no other class of securities outstanding. A majority of the outstanding shares of Common Stock, present in person or represented by proxy, will constitute a quorum at the Annual Meeting.

Proxy Card and Revocation of Proxy

You may vote by completing and mailing the enclosed proxy card. If you sign the proxy card but do not specify how you want your shares to be voted, your shares will be voted by the proxy holders named in the enclosed proxy: (i) in favor of the election of all of the director nominees; and (ii) in favor of ratification of the selection of EY as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007. In their discretion, the proxy holders named in the enclosed proxy are authorized to vote on any other matters that may properly come before the Annual Meeting and at any continuation, postponement or adjournment thereof. A stockholder submitted a proposal relating to director indemnification for inclusion in this Proxy Statement which Farmer Bros. omitted pursuant to Rule 14a-8 of the Securities and Exchange Commission's proxy rules. If the stockholder should present the proposal at the Annual Meeting, it is the intention of the persons named in the proxy to vote against such proposal. The Board of Directors knows of no other items of business that will be presented for consideration at the Annual Meeting other than those described in this Proxy Statement. In addition, other than one stockholder proposal relating to director indemnification properly omitted from this Proxy Statement under SEC rules, no other stockholder proposal was received on a timely basis, so no such matters may be brought to a vote at the Annual Meeting.

If you vote by proxy, you may revoke that proxy at any time before it is voted at the Annual Meeting. Stockholders of record may revoke a proxy by sending to the Company's Secretary at the Company's principal office at 20333 South Normandie Avenue, Torrance, California 90502, a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting in person and voting in person. Attendance at the meeting will not, by itself, revoke a proxy. If your shares are held in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee. Please note that if your shares are held of record by a bank, broker or other nominee, and you decide to attend and vote at the Annual Meeting, your vote in person at the Annual Meeting will not be effective unless you present a legal proxy, issued in your name from the record holder, your bank, broker or other nominee.

ITEM 1
ELECTION OF DIRECTORS

Under the Company's Certificate of Incorporation and Amended and Restated Bylaws (the "Bylaws"), the Board of Directors is divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with members of each class serving for a three-year term. Class III consists of two directors, continuing in office until this year's Annual Meeting. Class I consists of three directors, continuing in office until the 2007 Annual Meeting. Class II consists of two directors, continuing in office until the 2008 Annual Meeting. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class will hold office for a term that will coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor.

The election of the Company's directors requires a plurality of the votes cast, so abstentions and broker non-votes will not be counted in determining which nominees received the largest number of votes cast. This means the two nominees for election to the Board at the Annual Meeting who receive the largest number of properly cast "for" votes will be elected as directors.

Each share of Common Stock is entitled to one vote for each of the two director nominees. Cumulative voting is not permitted. It is the intention of the proxy holders named in the enclosed proxy to vote the proxies received by them for the election of the two nominees named below unless authorization to do so is withheld. If any nominee should become unavailable for election prior to the Annual Meeting, an event that currently is not anticipated by the Board, the proxies will be voted for the election of a substitute nominee or nominees proposed by the Nominating Committee of the Board of Directors. Each person nominated for election has agreed to serve if elected, and the Board of Directors has no reason to believe that any nominee will be unable to serve.

Based on the recommendation of the Nominating Committee, Carol Farmer Waite and John H. Merrell are nominees for re-election to the Board as Class III directors. Each of the nominees would serve until his or her successor is elected and qualified, or until such director's earlier death, resignation, retirement, disqualification or removal. If elected at the Annual Meeting, Ms. Waite and Mr. Merrell would each serve until the 2009 Annual Meeting of Stockholders. No nominations were made by stockholders.

All of the present directors were elected to their current terms by the stockholders, with the exception of Carol Farmer Waite who was appointed by the Board on January 14, 2005, filling a vacancy created by the death of Roy E. Farmer on January 7, 2005. The Board has determined that all nominees for election to the Board at the Annual Meeting and all continuing directors are independent under the revised listing standards of The NASDAQ Stock Market, Inc. ("NASDAQ"), except for Messrs. Carson and Berger and Ms. Waite. The Board considered Mr. Coffman's prior employment by the Company as Vice President, Sales from 1981 to 1986, and Messrs. Merrell and Samore's membership on the Company's ESOP Administrative Committee, and determined that such relationships do not interfere with their exercise of independent judgment in carrying out their responsibilities as directors.

Set forth below is biographical information for each nominee and for each person whose term of office as a director will continue after the Annual Meeting. There are no family relationships among any directors of the Company. Other than as disclosed in the table below, none of the directors is a director of any other publicly-held company.

Nominees for Election to a Three-Year Term Expiring at the 2009 Annual Meeting

Name	Age	Served as Director Continuously Since	Board Committee Membership	Principal Occupation for the Last Five Years
Carol Farmer Waite.......	59	2005	None	Retired school teacher with Fountain Valley School District from 1971 through 2004.
John H. Merrell	62	2001	Audit Committee Compensation Committee Nominating Committee Search Committee	Partner in Accounting Firm of Hutchinson and Bloodgood LLP, Glendale, California.

THE BOARD RECOMMENDS A VOTE "FOR" EACH NAMED NOMINEE.

PROXY STATEMENT

Directors Continuing in Office Until the 2007 Annual Meeting

Name	Age	Served as Director Continuously Since	Board Committee Membership	Principal Occupation for the Last Five Years
Lewis A. Coffman	87	1983	Compensation Committee Nominating Committee Search Committee	Retired (former Vice President, Sales from 1981 to 1986).
Kenneth R. Carson	66	2004	None	Retired (former Vice President, Sales from March 1990 through July 30, 2004).
John Samore, Jr..	60	2003	Audit Committee Compensation Committee Nominating Committee Search Committee	Independent Consultant and CPA, Los Angeles, California since 2003; Tax Partner with Arthur Andersen LLP, Los Angeles, California, from 1971 to 2002.

Directors Continuing in Office Until the 2008 Annual Meeting

Name	Age	Served as Director Continuously Since	Board Committee Membership	Principal Occupation for the Last Five Years
Guenter W. Berger	69	1980	Search Committee	Chairman and CEO since August 11, 2005; President from August 11, 2005 through July 23, 2006; Interim President and CEO from January 9, 2005 through August 10, 2005; Vice President, Production prior to January 9, 2005.

Name	Age	Served as Director Continuously Since	Board Committee Membership	Principal Occupation for the Last Five Years
Thomas A. Maloof........	54	2003	Audit Committee Compensation Committee Nominating Committee	Independent Consultant since June 2005; Chief Financial Officer of Hospitality Marketing Concepts, LLC, Irvine, California, a provider of loyalty membership programs for the hospitality and leisure industries, from 2001 through June 2005; President of Perinatal Practice Management—Alfigen The Genetics Institute, Pasadena, California, a national genetic testing provider, from 1999-2001. Mr. Maloof is also a director of PC Mall, Inc., a publicly traded company listed on NASDAQ.

ITEM 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007, and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. EY has audited the Company's financial statements since 1997. A representative of EY is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Stockholder ratification of the selection of EY as the Company's independent registered public accounting firm is not required by the Bylaws or otherwise. However, the Board is submitting the selection of EY to the stockholders for ratification as a matter of corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

The vote "FOR" this proposal by the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote is required to ratify the selection of EY.

THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

Directors and Executive Officers

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of October 17, 2006 by: (i) each director and nominee; (ii) the Company's Chief Executive Officer, and each of its other most highly compensated executive officers for fiscal 2006 (collectively, the "Named Executive Officers"); and (iii) all directors and nominees, Named Executive Officers and executive officers of the Company as a group. Roger M. Laverty III, the Company's current President and Chief Operating Officer, is not listed in the table because he was not a Named Executive Officer during fiscal 2006. Mr. Laverty is included in the number of directors and executive officers as a group; however, as of October 17, 2006, Mr. Laverty did not beneficially own any shares of Common Stock.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Guenter W. Berger	8,936(2)	*
Kenneth R. Carson	5,357(3)	*
Lewis A. Coffman	150	*
Michael J. King	3,551(4)	*
Thomas A. Maloof	1,000(5)	*
John H. Merrell	500(6)	*
John Samore, Jr.	500(7)	*
John E. Simmons	7,596(8)	*
Carol Farmer Waite	6,315,514(9)	39.3%
All directors and executive officers as a group (11 persons)	6,343,104	39.5%

* Less than 1%

(1) Information in this table is based on the Company's records and information provided by directors, nominees, Named Executive Officers and executive officers. Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the directors and nominees, Named Executive Officers and executive officers has sole voting and/or investment power with respect to such shares.

(2) Includes 5,060 shares held in trust with voting and investment power shared by Mr. Berger and his wife, and 3,876 shares beneficially owned by Mr. Berger through the ESOP, rounded to the nearest whole share.

(3) Includes 1,500 shares owned outright, 2,857 shares beneficially owned by Mr. Carson through an IRA and 1,000 shares voted as custodian for Mr. Carson's minor grandchildren.

(4) Beneficially owned by Mr. King through the ESOP, rounded to the nearest whole share.

(5) Beneficially owned by Mr. Maloof through an IRA.

(6) Held in a revocable living trust with voting and investment power shared by Mr. Merrell and his wife.

(7) Held in a revocable living trust with voting and investment power shared by Mr. Samore and his wife.

(8) Includes 3,720 shares owned outright and 3,876 shares beneficially owned by Mr. Simmons through the ESOP, rounded to the nearest whole share.

(9) Held in a family limited partnership (the "Farmer Family Partnership") and various family trusts of which Ms. Waite (or a trust of which she is the sole trustee) is a general partner or the sole trustee, co-trustee, beneficiary and/or settlor. Ms. Waite is the indirect beneficial owner of: (i) 21,820 shares of Common Stock held in a revocable living trust of which she is the sole trustee, beneficiary and settlor (the "Waite Trust"), and over which she has sole voting and dispositive power; (ii) 2,617,530 shares of Common Stock as sole trustee of the Waite Trust which is a general partner of the Farmer Family Partnership, and over which she has shared voting and dispositive power with trusts for the benefit of Jeanne Farmer Grossman and Richard F. Farmer; and (iii) 3,695,162 shares of Common Stock as successor co-trustee of various family trusts, for the benefit of herself and family members, and over which she has shared voting and dispositive power with Jeanne Farmer Grossman and/or Richard F. Farmer. Ms. Waite disclaims beneficial ownership of 18,998 shares held in trusts for the benefit of her niece and nephews.

Principal Stockholders

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of October 17, 2006 (except as otherwise stated in the footnotes), by all persons (including any group deemed a "person" under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) known by the Company to be a beneficial owner of more than five percent (5%) of the Common Stock as of such date:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Farmer Group	6,399,822 shares(2)	39.8%
Employee Stock Ownership Plan	2,986,016 shares(3)	18.6%
Franklin Mutual Advisers, LLC	2,093,533 shares(4)	13.0%

(1) Information in this table regarding beneficial owners of more than five percent (5%) of the Common Stock is based on information provided by them or obtained from filings under the Exchange Act. Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the beneficial owners of more than five percent (5%) of the Common Stock has sole voting and/or investment power with respect to such shares. The address for all beneficial owners except Franklin Mutual Advisers, LLC is c/o Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502.

(2) For purposes of Section 13 of the Exchange Act, Carol Farmer Waite, Richard F. Farmer, Jeanne Farmer Grossman, Trust A created under the Roy E. Farmer Trust dated October 11, 1957 ("Trust A") and Farmer Equities, LP, a California limited partnership, comprise a group (the "Farmer Group"). The Farmer Group is deemed to be the beneficial owner of all shares beneficially owned by its members with shared power to vote and dispose of such shares. Each member of the Farmer Group is the beneficial owner of the following shares (in accordance with the beneficial ownership regulations, in certain cases the same shares of Common Stock are shown as beneficially owned by more than one individual or entity):

Name of Beneficial Owner	Total Shares Beneficially Owned	Percent of Class	Shares Disclaimed	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power
Carol Farmer Waite	6,315,514 shares	39.3%	18,998 shares	21,820 shares	6,312,692 shares
Richard F. Farmer	6,290,800 shares	28.3%	43,510 shares	21,820 shares	6,312,490 shares
Jeanne Farmer Grossman	4,130,952 shares	25.7%	6,030 shares	9,550 shares	4,127,432 shares
Trust A	1,463,640 shares	9.1%	—	1,463,640 shares	—
Farmer Equities, LP	2,617,530 shares	16.3%	—	2,617,530 shares	—

(3) As of June 30, 2006, there were 846,737 allocated shares and 2,139,279 shares as yet unallocated to plan participants. The Trustee of the ESOP votes the shares held by the ESOP that are allocated to participant accounts as directed by the participants or beneficiaries of the ESOP. Under the terms of the ESOP, unallocated shares and allocated shares which ESOP participants have failed to vote will be voted proportionately to the vote of allocated shares by ESOP participants. The present members of the ESOP Administrative Committee are Roger M. Laverty III, John H. Merrell and John Samore, Jr. Each member of the ESOP Administrative Committee disclaims beneficial ownership of the securities held by the ESOP except for those that have been allocated to the member as a participant in the ESOP.

(4) Franklin Mutual Advisers, LLC ("Franklin") is reported to have sole voting and investment power over these shares pursuant to certain investment advisory contracts with one or more of Franklin's clients, which advisory clients are the record owners of the 2,093,533 shares. Franklin's address is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078, Attention: Bradley Takahashi.

BOARD AND COMMITTEE MATTERS

Board Meetings and Attendance

The Board held four meetings during fiscal 2006. Each director attended at least 75% of the total number of meetings of the Board of Directors (held during the period for which he or she has been a director) and committees of the Board on which he or she served (during the periods that he or she served) during fiscal 2006. In addition, the independent directors held four executive sessions during fiscal 2006. Each independent director attended at least 75% of the total number of executive sessions during fiscal 2006.

Although it is customary for all Board members to attend, the Company has no formal policy in place with regard to Board members' attendance at its annual meetings of stockholders. All members of the Board were present at the 2005 Annual Meeting of Stockholders held on November 28, 2005.

Corporate Governance

Charters; Code of Conduct; Code of Ethics

The Board maintains charters for the Audit; Compensation and Nominating Committees. In addition, the Board has adopted a written Code of Conduct for all employees, officers and directors, and a Code of Ethics, within the meaning of Item 406(b) of Regulation S-K under the Exchange Act, applicable to the Company's Chief Executive Officer and the Company's Chief Financial Officer, who is also the Company's principal accounting officer. A copy of the amended and restated Audit Committee Charter adopted by the Board on August 24, 2006 is attached hereto as Annex A. Current committee charters, the Code of Conduct and the Code of Ethics are available to stockholders on the Company's website at *www.farmerbroscousa.com.*

Director Independence

The Board believes that the interests of the stockholders are best served by having a number of objective, independent representatives on the Board. For this purpose, a director will be considered to be "independent" only if the Board affirmatively determines that the director as no relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board has recently evaluated all relationships between each director and Farmer Bros. and has made the following determinations with respect to each director's independence:

Director	Status
Guenter W. Berger	Not independent(1)
Kenneth R. Carson	Not independent(2)
Lewis A. Coffman	Independent(3)
Thomas A. Maloof	Independent
John H. Merrell	Independent(3)
John Samore, Jr.	Independent(3)
Carol Farmer Waite	Not independent(4)

(1) Mr. Berger is the Chairman and CEO of Farmer Bros. and, therefore, is not independent under the revised NASDAQ listing requirements.

(2) Mr. Carson was previously Vice President, Sales of the Company from March 1990 through July 30, 2004. Since Mr. Carson was employed by the Company within the past three years, he is not independent under the revised NASDAQ listing requirements.

(3) The Board considered Mr. Coffman's prior employment by the Company as Vice President, Sales from 1981 to 1986, and Messrs. Merrell and Samore's membership on the Company's ESOP Administrative Committee, and determined that such relationships do not interfere with their exercise of independent judgment in carrying out their responsibilities as directors.

(4) Ms. Waite is the sister of the late Roy E. Farmer and the daughter of the late Roy F. Farmer. Both Roy E. Farmer and Roy F. Farmer were employed by the Company up until their deaths in 2005 and 2004, respectively. As a result, Ms. Waite is not independent under the revised NASDAQ listing requirements.

Committees

The Board maintains the following committees to assist it in discharging its oversight responsibilities:.

Audit Committee

The Company has a standing Audit Committee established in accordance with applicable provisions of the Exchange Act. The Audit Committee's principal purposes are to oversee the accounting and financial reporting processes of the Company, the audits of the financial statements of the Company, and the qualifications and independence of the Company's independent registered public accounting firm. The Audit Committee carries out its responsibilities in accordance with the terms of its charter. During fiscal 2006, the Audit Committee met four times. John H. Merrell serves as Chairman, and Thomas A. Maloof and John Samore, Jr. serve as members of the Audit Committee. The Board has determined that at least one member of the Audit Committee is an "audit committee financial expert" as defined in Item 401(h)(2) of Regulation S-K under the Exchange Act. That person is John H. Merrell, the Audit Committee Chairman. Mr. Merrell is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The Board has determined that all Audit Committee members are independent under the revised NASDAQ listing requirements. The Audit Committee meets the NASDAQ composition requirements, including the requirements regarding financial literacy and financial sophistication.

Nominating Committee

The Nominating Committee is a standing committee of the Board and is comprised of Lewis A. Coffman, Thomas A. Maloof, John H. Merrell and John Samore, Jr. The principal purposes of the Nominating Committee are to identify persons qualified to become Board members and to recommend to the Board individuals to be selected as director nominees for the next annual meeting of stockholders or for appointment to vacancies on the Board. The Board has determined that all Nominating Committee members are independent under the revised NASDAQ listing requirements.

The Nominating Committee believes that its slate of nominees should include: the Chief Executive Officer of the Company; one or more nominees with upper management experience with the Company, in the coffee industry, in a complementary industry or who has desired professional expertise; three nominees who are independent and have the requisite accounting or financial qualifications to serve on the Audit Committee; and at least three nominees who are independent and have executive compensation experience to serve on the Compensation Committee. All nominees should contribute substantially to the Board's oversight responsibilities. The Nominating Committee met one time in fiscal 2006 to nominate directors for election at the 2005 Annual Meeting.

The Nominating Committee will consider recommendations for director nominees from Company stockholders. Biographical information and contact information for proposed candidates should be sent to Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502, Attention: Secretary, subject to the notice provisions described below under the caption "Other Matters—Stockholder Proposals and Nominations." The Nominating Committee will evaluate candidates proposed by stockholders using the following criteria: Board needs (see discussion of slate of nominees above); relevant business experience; time availability; absence of conflicts of interest; and perceived ability to contribute to the Company's success.

Compensation Committee

The Compensation Committee is a standing committee of the Board. Thomas A. Maloof serves as Chairman, and Lewis A. Coffman, John H. Merrell and John Samore, Jr. serve as members of the Compensation Committee. The Compensation Committee is responsible for assessing the overall compensation structure of the Company and for administering and reviewing all executive compensation programs, incentive compensation plans and equity-based plans, and all other executive compensation and benefit programs currently in place at the Company. Additionally, the Compensation Committee is responsible for reviewing and evaluating the performance of the Company's executive officers (including the Chief Executive Officer) and setting compensation for executive officers based on such evaluations. The Compensation Committee met four times in fiscal 2006. The Board has determined that all Compensation Committee members are independent under the revised NASDAQ listing requirements.

Search Committee

In fiscal 2006, the Board formed a Search Committee, comprised of Messrs. Berger, Coffman, Merrell and Samore, to identify a chief operating officer. The Search Committee met five times in fiscal 2006. Upon the retention of Roger M. Laverty III as the Company's President and Chief Operating Officer, the Search Committee's duties ceased.

Compensation and Indemnification of Directors

Directors of the Company who are also employees of the Company are not separately compensated for their service as directors. Non-employee directors of the Company were paid the following compensation for service as members of the Board of Directors and as members of Board committees in fiscal 2006:

Fiscal 2006 Non-Management Directors' Compensation

Name	Annual Retainer	Annual Chair Fees	Annual Meeting Fees	All Other Compensation(1)	Total
Kenneth R. Carson	$25,000	—	$ 6,000	$7,899	$38,899
Lewis A. Coffman	$25,000	—	$22,500	$9,000	$56,500
Thomas A. Maloof	$25,000	$2,500	$20,500	—	$48,000
John H. Merrell	$25,000	$5,000	$30,000	—	$60,000
John Samore, Jr.	$25,000	—	$28,000	—	$53,000
Carol Farmer Waite	$25,000	—	$ 6,000	—	$31,000

(1) Retiree life insurance premiums paid by the Company during fiscal 2006.

Annual Retainer and Meeting Fees

For fiscal 2006, each non-employee director received an annual retainer of $25,000 and meeting fees of $1,500 for each Board meeting and committee meeting (if not held in conjunction with a Board meeting) attended, except that the per meeting fee for Audit Committee members was $2,500. For fiscal 2007, the annual retainer and meeting fees will remain unchanged, subject to mid-year review.

Annual Chair Fees

For fiscal 2006, the Audit Committee Chairman and Compensation Committee Chairman received an additional annual retainer of $5,000 and $2,500, respectively. For fiscal 2007, the Audit Committee Chairman and Compensation Committee Chairman retainers will remain unchanged, subject to mid-year review.

Other Benefits

The members of the Board are also entitled to reimbursement of reasonable travel expenses from outside the greater Los Angeles area, in accordance with Company policy, incurred in connection with attendance at Board and committee meetings.

Indemnification

Under Farmer Bros.' Certificate of Incorporation and Bylaws, the directors are entitled to indemnification from Farmer Bros. to the fullest extent permitted by Delaware corporate law.

On May 18, 2006, following approval by the Compensation Committee and review by independent counsel on behalf of the Compensation Committee, the Board of Directors approved a form of Indemnification Agreement ("Indemnification Agreement") to be entered into between the Company and its directors and officers. Effective May 18, 2006, the Company entered into a separate Indemnification Agreement with each of the current members of the Board of Directors, including Guenter W. Berger, the Company's Chairman and CEO, and each of the Company's other executive officers, namely John E. Simmons, Treasurer and Chief Financial Officer, Michael J. King, Vice President, Sales, and John M. Anglin, Secretary. On June 2, 2006, the Company entered into an Indemnification Agreement with Roger M. Laverty III effective upon commencement of Mr. Laverty's employment with the Company. The Company's Board of Directors may from time to time authorize the Company to enter into additional indemnification agreements with future directors and officers of the Company.

The Indemnification Agreements provide, among other things, that the Company will, to the extent permitted by applicable law, indemnify and hold harmless each indemnitee if, by reason of his or her status as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of the Company or of any other enterprise which such person is or was serving at the request of the Company, such indemnitee was, is or is threatened to be made, a party to or a participant (as a witness or otherwise) in any threatened, pending or completed proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, against all expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such proceeding. In addition, the Indemnification Agreements provide for the advancement of expenses incurred by the indemnitee in connection with any such proceeding to the fullest extent permitted by applicable law. The Indemnification Agreements also provide that, in the event of a Potential Change in Control (as defined in the Indemnification Agreements), the Company will, upon request by the indemnitee, create a trust for the benefit of the indemnitee and fund such trust in an amount sufficient to satisfy expenses reasonably anticipated to be incurred in connection with investigating, preparing for, participating in or defending any proceedings, and any judgments, fines, penalties and amounts paid in settlement in connection with any proceedings. The Indemnification Agreements do not exclude any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled, including any rights arising under the Certificate of Incorporation or Bylaws of the Company, or the Delaware General Corporation Law.

EXECUTIVE OFFICERS

Name	Age	Position Last Five Years
Guenter W. Berger	69	Chairman and CEO since August 11, 2005; President from August 11, 2005 through July 23, 2006; Interim President and CEO from January 9, 2005 through August 10, 2005; Vice President, Production prior to January 9, 2005.
Roger M. Laverty III	59	President and Chief Operating Officer since July 24, 2006. Previously President and Chief Executive Officer and Director of Diedrich Coffee, Inc., a specialty coffee roaster, wholesaler and retailer, from 2003 to December 2005; Interim Chief Operating Officer and Director of Sabeus Photonic, Inc., an in-fiber telecommunications company from 2001 to 2001; Chairman and Chief Executive Officer of Prime Advantage, Inc., a start-up company providing demand aggregation services for direct materials and freight to mid-market manufacturers and distributors from 2001 to 2002. Prior to 1999, various executive positions, including Chief Executive Officer and Director, of Smart & Final, Inc., an operator of non-membership grocery warehouse stores for food and foodservice supplies.
John E. Simmons	55	Treasurer, Chief Financial Officer.
Michael J. King	61	Vice President, Sales since August 2004; National Sales Manager from July 1994 through July 2004.
John M. Anglin(1)	59	Secretary since 2003 and Partner in the law firm of Anglin, Flewelling, Rasmussen, Campbell & Trytten LLP, Pasadena, California since 2002; Partner in the law firm of Walker, Wright, Tyler and Ward, LLP, Los Angeles, California, previously.

(1) Anglin, Flewelling, Rasmussen, Campbell & Trytten LLP ("AFRCT") provided legal services to the Company in fiscal 2006, and we expect to continue to engage AFRCT to perform legal services in fiscal 2007.

All officers are elected annually by the Board of Directors and serve at the pleasure of the Board. There are no family relationships between any director or executive officer. Carol Farmer Waite is the sister of the late Roy E. Farmer and the daughter of the late Roy F. Farmer.

EXECUTIVE COMPENSATION

The following table sets forth summary information concerning compensation awarded to, paid to, or earned by the Named Executive Officers for all services rendered in all capacities to the Company and its subsidiaries for the fiscal years 2004 through 2006. Roger M. Laverty III, our current President and Chief Operating Officer, is not listed in the table because he did not begin his employment with us until fiscal 2007.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			All Other Compensation($)(4)
		Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation ($)(3)	
GUENTER W. BERGER(5)	2006	350,000	150,000	6,730	34,670(6)
Chairman and CEO	2005	252,383	150,000	4,854	31,554(6)
	2004	245,004	100,000	4,712	26,811(6)
JOHN E. SIMMONS	2006	275,000	100,000	4,457	28,694(7)
Treasurer and CFO	2005	236,179	100,000	4,327	25,696(7)
	2004	228,555	100,000	3,847	20,993(7)
MICHAEL J. KING	2006	275,000	100,000	5,288	31,910(8)
Vice President, Sales (8/04 to Present)	2005	200,000	100,000	3,836	27,792(8)
National Sales Manager (7/94 to 7/04)	2004	165,360	—	6,180	18,493(8)

(1) Fiscal 2005 and 2004 salary amounts have been restated to conform to the fiscal 2006 presentation as follows: (a) amounts paid to each Named Executive Officer for sick time accrued above the maximum accumulation amount has been re-categorized as "Other Annual Compensation"; and (b) miscellaneous income, including, among other things, personal use of a Company car, have been re-categorized as "Other Annual Compensation."

(2) Awarded and accrued under the Company's 1982 Incentive Compensation Plan (the "1982 Plan") for fiscal 2004 and 2005, and under the Company's 2005 Incentive Compensation Plan (the "2005 Plan") for fiscal 2006, paid during the following year, consistent with past practice.

(3) Represents amounts paid to each Named Executive Officer for sick time accrued above the maximum accumulation amount. Excludes the value of perquisites and other personal benefits because the total value thereof received by the Named Executive Officers did not exceed the lesser of 10% of the Named Executive Officer's salary and bonus or $50,000.

(4) Fiscal 2005 and 2004 amounts have been restated to reflect term life insurance premiums paid by the Company under the Company's executive life insurance plan.

(5) Mr. Berger served as Vice President, Production through January 8, 2005, became Interim President and CEO on January 9, 2005, and became Chairman, President and CEO on August 11, 2005. On July 24, 2006, Roger M. Laverty III became President and Chief Operating Officer, at which time Mr. Berger relinquished the position of President. Information in the table reflects all compensation during fiscal 2005 and 2006 in all such capacities.

(6) Includes: (i) term life insurance premiums paid by the Company under the Company's executive life insurance plan of $10,401 in each of fiscal 2006, 2005 and 2004; and (ii) allocations under the ESOP of $24,269, $21,153 and $16,410, for fiscal 2006, 2005 and 2004, respectively.

(7) Includes: (i) term life insurance premiums paid by the Company under the Company's executive life insurance plan of $4,543 in each of fiscal 2006, 2005 and 2004; and (ii) allocations under the ESOP of $24,151, $21,153 and $16,450, for fiscal 2006, 2005 and 2004, respectively.

(8) Includes: (i) term life insurance premiums paid by the Company under the Company's executive life insurance plan of $7,641 in each of fiscal 2006 and 2005, and $4,869 in fiscal 2004; and (ii) allocations under the ESOP of $24,269, $20,151 and $13,624, for fiscal 2006, 2005 and 2004, respectively.

Incentive Compensation Plans

1982 Incentive Compensation Plan

Executive bonuses for fiscal 2004 and 2005 were determined under the 1982 Plan. Under the provisions of the 1982 Plan, a percentage of the Company's annual pre-tax income was made available for discretionary cash or deferred awards. The percentage varied from three percent of pre-tax income over $14.0 million to six percent of pre-tax income of $24.0 million or more. The pool available for awards for each of fiscal 2004 and 2005 under the 1982 Plan was in excess of $14.0 million.

2005 Incentive Compensation Plan

On October 7, 2005, the Compensation Committee approved the 2005 Plan. Executive bonuses for fiscal 2006 were determined under the 2005 Plan. Under the 2005 Plan, at the beginning of each fiscal year, the Compensation Committee, as administrator, determines who will participate in the 2005 Plan, establishes a target bonus for each participant, and establishes both Company financial performance criteria and individual participant goals for the ensuing year. At year-end, bonuses are awarded based on the level of achievement of Company financial performance criteria and a participant's original goals. The Compensation Committee has discretion to increase, decrease or entirely eliminate the bonus amount derived from the 2005 Plan's formula. The maximum amount that can be awarded under the 2005 Plan is within the discretion of the Compensation Committee.

Other Benefits and Compensation

The benefits received by employee executive officers are the same as received by other employees except for those few benefits described below in the last paragraph of this section. For example, employee executive officers are eligible on the same basis as other employees for medical and life insurance, and participation in a pension plan, a 401(k) plan and the ESOP. The value of the employee executive officers' 401(k) plan balances depends solely on the performance of investment alternatives selected by the employee executive officer from among the alternatives offered to all participants. The Company does not guarantee any minimum return on those investments. Upon retirement, employee executive officers receive benefits, such as a pension and retiree medical benefits, under the same terms as other retirees.

The few benefits available only to employee executive officers are: (i) benefits under an executive life insurance plan; and (ii) in the case of certain employee executive officers, use of a Company-owned automobile. Term life insurance premiums paid by the Company under the Company's executive life insurance plan are shown in the Summary Compensation Table above under the heading "All Other Compensation." During fiscal 2006, we provided Messrs. Berger and King with automobiles owned by the Company and paid the associated maintenance and operating costs. The value of these automobile benefits is not reported in the Summary Compensation Table as the total value of personal benefits received by the Named Executive Officers did not exceed the lesser of 10% of the Named Executive Officer's salary and bonus or $50,000.

Indemnification

The Company has entered into the same form of Indemnification Agreement with each Named Executive Officer as is described above under the heading "Board and Committee Matters—Compensation and Indemnification of Directors." The Indemnification Agreements do not exclude any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled, including any rights arising under the Certificate of Incorporation or Bylaws of the Company, or the Delaware General Corporation Law.

Retirement Plan

The following table shows estimated annual benefits payable for the 2006 plan year under the Company's retirement plan ("Retirement Plan") upon retirement at age 62 to persons at various average compensation levels and years of credited service based on a straight-life annuity. The Retirement Plan is a contributory defined benefit plan covering all non-union Company employees. The following figures assume that employee contributions (2% of annual gross earnings) are made throughout the employees' first five years of service and are not withdrawn. After five years of participation in the Retirement Plan, employees make no further contributions. Benefits under a predecessor plan are included in the following figures. Maximum annual combined benefits under both plans generally cannot exceed the lesser of $205,000 or the average of the employee's highest three years of compensation.

Annualized Pension Compensation for Highest 60 Consecutive Months in Last Ten Years of Employment	Credited Years of Service			
	20	25	30	35
$100,000	$30,000	$37,500	$45,000	$ 52,500
$125,000	$37,500	$46,875	$56,250	$ 65,625
$150,000	$45,000	$56,250	$67,500	$ 78,750
$170,000	$52,500	$65,625	$78,750	$ 91,875
$200,000	$60,000	$75,000	$90,000	$105,000
$250,000	$63,000	$78,750	$94,250	$110,250
$300,000	$63,000	$78,750	$94,500	$110,250
$350,000	$63,000	$78,750	$94,500	$110,250

The earnings of executive officers by which benefits in part are measured consist of the amounts reportable under "Annual Compensation" in the Summary Compensation Table less certain allowance items (none in 2006).

The five year average compensation for purposes of the Retirement Plan of each of the Named Executive Officers (other than Guenter W. Berger who, after 39 years of credited service, began receiving annual retirement benefits of $85,023 in July 2004) and the number of years of service rounded to the nearest year (as of December 31, 2005) and credited to each of them under the Retirement Plan were as follows: John E. Simmons—$322,498 (24 years); and Michael J. King—$235,971 (32 years).

The above straight-life annuity amounts are not subject to deductions for Social Security or other offsets. Other payment options, one of which is integrated with Social Security benefits, are available.

Employment Agreement and Change in Control Arrangements

Employment Agreement

On June 2, 2006, the Company entered into an Employment Agreement with Roger M. Laverty III (the "Employment Agreement"), pursuant to which the Company employed Mr. Laverty as President and Chief Operating Officer commencing on July 24, 2006.

Under the Employment Agreement, Mr. Laverty's initial annual base salary is $320,000. Mr. Laverty is entitled to participate in the 2005 Plan (or any successor plan). All 2005 Plan provisions will apply, except that the Target Awards (as defined in the 2005 Plan) made to Mr. Laverty under the 2005 Plan as a percentage of base salary will be equal to the Target Awards made to Mr. Berger. Additionally, Mr. Laverty is entitled to all benefits and perquisites provided by the Company to its CEO, including use of a Company car, paid vacation (pre-accrued for fiscal 2007), group health insurance, life insurance, key person life insurance, business travel insurance, retirement plan, 401(k) plan, employee stock ownership plan, cell phone, Company credit card, and business expense reimbursement.

Mr. Laverty's employment may be terminated by the Company at any time with or without Cause (as defined in the Employment Agreement). Mr. Laverty's employment also will terminate upon his resignation, with or without Good Reason (as defined in the Employment Agreement), death or permanent incapacity. Good Reason includes, among other things, the failure of the Company to adopt during calendar year 2007 a long-term incentive plan in which Mr. Laverty is eligible to participate, and the failure of the Board to elect Mr. Laverty as the Company's CEO prior to January 1, 2008.

Under the Employment Agreement, upon termination for any reason, the Company will pay to Mr. Laverty his accrued base salary and accrued but unused vacation. In addition, if such termination occurs at the election of the Company without Cause or by Mr. Laverty's resignation with Good Reason, Mr. Laverty will continue to receive his base salary and continuing health care benefits for a period of one (1) year from the effective termination date, plus an amount equal to his Target Award for the fiscal year in which such termination is effective, prorated through the effective termination date. Receipt of the severance amounts set forth in the preceding sentence is conditioned upon execution of a general release of claims against the Company. The Company will also pay a prorated portion of the Target Award in the event of death or disability. Notwithstanding the foregoing, if Mr. Laverty becomes eligible for severance benefits under the Change in Control Severance Agreement described below under the heading "Change in Control Arrangements," the benefits provided under that agreement will be in lieu of, and not in addition to, the severance benefits under the Employment Agreement.

Change in Control Arrangements

On January 28, 2005, the Company entered into a Change in Control Severance Agreement with each of Guenter W. Berger, Michael J. King and John E. Simmons, as Named Executive Officers (the "Executive Officer Severance Agreements"), which provides certain severance benefits to such persons in the event of a Change in Control (as generally defined below). On June 2, 2006, the Company entered into a Change in Control Severance Agreement ("Laverty Severance Agreement" and, together with the Executive Officer Severance Agreements, the "Severance Agreements") with Mr. Laverty effective upon commencement of his employment with the Company. Except as described below, the Laverty Severance Agreement is substantially the same as the Executive Officer Severance Agreements.

Each Severance Agreement expires at the close of business on December 31, 2006, subject to automatic one year extensions unless the Company or such executive officer notified the other no later than September 30, 2006 that the term would not be extended. Neither the Company nor any executive officer notified the other that the term would not be extended, so the term of each Severance Agreement has been extended to December 31, 2007, subject to possible further extensions. Notwithstanding the foregoing, if prior to a Change in Control, an executive officer ceases to be an employee of the Company, his Severance Agreement will be deemed to have expired.

Under each of the Severance Agreements, a Change in Control generally will be deemed to have occurred at any of the following times: (i) upon the acquisition by any person, entity or group of beneficial ownership of 50% or more of either the then outstanding Common Stock or the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors; (ii) at the time individuals making up the Incumbent Board (as defined in the Severance Agreements) cease for any reason to constitute at least a majority of the Board; or (iii) the approval of the stockholders of the Company of a reorganization, merger, consolidation, complete liquidation, or dissolution of the Company, the sale or disposition of all or substantially all of the assets of the Company or any similar corporate transaction (other than any transaction with respect to which persons who were the stockholders of the Company immediately prior to such transaction continue to represent at least 50% of the outstanding Common Stock of the Company or such surviving entity or parent or affiliate thereof immediately after such transaction).

Under each Severance Agreement, if (i) a Change in Control occurs and the executive officer's employment is terminated within the two years following the occurrence of the Change in Control by the Company other than for Cause, Disability (each as defined in the Severance Agreements) or death, or by Resignation for Good Reason (as defined in the Severance Agreements), or (ii) a Threatened Change in Control (as defined in the Severance Agreements) occurs and the executive officer's employment is terminated during the Threatened Change in Control Period (as defined in the Severance Agreements) by the Company other than for Cause, Disability or death, or the executive officer demonstrates to the Incumbent Board that grounds for a Resignation for Good Reason likely will occur if a Change in Control occurs, such executive officer will be entitled to certain payments and benefits. In the event of such termination, such executive officer will be entitled to receive the following: (i) his base salary for the two year period following the date of termination, payable semi-monthly; (ii) two consecutive annual payments of fifty percent (50%) of his average bonus as reported in the Company's proxy statement for the last three completed fiscal years prior to the occurrence of the event triggering benefits under the Severance Agreement payable within thirty (30) days after the end of the Company's fiscal year commencing with the first fiscal year-end after such executive officer's date of termination; provided, that the Laverty Severance Agreement provides that Mr. Laverty's bonus payment will be based on the number of completed fiscal years that Mr. Laverty has been in the employ of the Company if fewer than three and, if a triggering event occurs before a bonus for fiscal 2007 is awarded to Mr. Laverty under the 2005 Plan, Mr. Laverty's aggregate bonus amount will be $170,909; (iii) continued participation in the Company's tax-qualified and non-qualified retirement, savings and employee stock ownership plans, and continued health, dental and life insurance benefits, in each case during the two year period following the date of termination (or such shorter period if such executive officer commences other employment prior to the end of the two year period, subject to certain exceptions in the case of health, dental and life insurance benefits); and (iv) outplacement services in an amount up to $25,000.

Each Severance Agreement provides that while such executive officer is receiving compensation and benefits thereunder, such executive officer will not in any manner attempt to induce or assist others to attempt to induce any officer, employee, customer or client of the Company to terminate its association with the Company, nor do anything directly or indirectly to interfere with the relationship between the Company and any such persons or concerns. In the event such executive officer breaches this provision, all compensation and benefits under the Severance Agreement will immediately cease.

Compensation Committee Report

Compensation Committee

In fiscal 2006, the Compensation Committee consisted of independent directors. None of these directors participates in the compensation programs described in this report. The Compensation Committee is responsible for assessing the overall compensation structure of the Company and for administering and reviewing all executive compensation programs, incentive compensation plans and equity-based plans, and all other executive compensation and benefit programs currently in place at the Company. Additionally, the Compensation Committee is responsible for reviewing and evaluating the performance of the Company's executive officers (including the CEO) and setting compensation for executive officers based on such evaluations.

Compensation Philosophy and Objectives

Our executive compensation program consists of the following components:

Annual base salary;

Annual incentive bonus under the 2005 Plan; and

Allocation of shares of Common Stock under the ESOP.

Annual corporate and individual performance are key factors in determining the amount of annual bonuses awarded under the 2005 Plan. Other forms of compensation are not directly tied to the Company's annual performance.

The Compensation Committee believes that once base salaries of executive officers are established at competitive levels, increases should generally reflect cost of living changes and adjustments for market competitiveness, and that individual performance should be rewarded by bonuses or other incentive compensation awards. The Compensation Committee believes that most of the executive officers will be incentivized to a greater degree by such a program. The Compensation Committee reviews the performance of each executive officer on at least an annual basis.

Total Compensation

Base Salaries

In 2003 the Compensation Committee obtained a compensation study prepared by Valumetrics Advisors, Inc. relating to officer and director compensation. The report concluded that the executive officers employed by the Company at the time of the study were underpaid when compared to their counterparts at size-adjusted peer group companies. Accordingly, the Compensation Committee has sought to establish base salaries of the Company's executive officers at levels that, in the judgment of the Compensation Committee and the Board of Directors, are sufficiently competitive to retain qualified executive officers.

Effective June 26, 2006, the base salaries of the Company's executive officers for the fiscal year ending June 30, 2007 will be as follows: $365,750 for Guenter W. Berger, Chairman and CEO; $320,000 for Roger M. Laverty III, President and Chief Operating Officer; $287,375 for John E. Simmons, Treasurer and CFO; and $287,375 for Michael J. King, Vice President, Sales. Mr. Laverty's base salary remains unchanged from the amount set forth in his Employment Agreement. The increase in base salaries from fiscal 2006 levels for Messrs. Berger, Simmons and King reflect cost of living changes.

Incentive Compensation Plan

Prior to fiscal 2006, the Company made awards to its executive officers under the 1982 Plan. Under the provisions of the 1982 Plan, a percentage of the Company's annual pre-tax income was made available for discretionary cash or deferred awards. The percentage varied from three percent of pre-tax income over $14.0 million to six percent of pre-tax income of $24.0 million or more.

The 1982 Plan has been replaced by the 2005 Plan. For fiscal 2006, the Compensation Committee designated Guenter W. Berger, John E. Simmons and Michael J. King as participants in the 2005 Plan. The Compensation Committee set the target awards of Messrs. Berger, Simmons and King at $200,000, $150,000 and $150,000, respectively. Mr. Laverty was not eligible to participate in the 2005 Plan during fiscal 2006 since his employment with the Company did not commence until fiscal 2007.

At year-end, bonuses were awarded by the Compensation Committee based on the level of achievement of Company financial performance criteria and each participant's individual goals. The Compensation Committee has discretion to increase, decrease or entirely eliminate the bonus amount derived from the 2005 Plan's formula. For fiscal 2006 the Committee determined to exercise its discretion in light of many circumstances and issues that have arisen during the last fiscal year. Based on the foregoing, the Compensation Committee approved fiscal 2006 cash incentive bonuses for the Company's executive officers as follows: $150,000 for Mr. Berger; $100,000 for Mr. Simmons; and $100,000 for Mr. King.

Total awards for fiscal 2006 and fiscal 2005 were $350,000, as compared to $675,000 for fiscal 2004.

Employee Stock Ownership Plan

In 2000, the Company adopted the ESOP. Pursuant to the terms of the ESOP, the Company may contribute up to fifteen percent (15%) of the participant's annual compensation to the ESOP. ESOP assets are allocated in accordance with a formula based on participant compensation. In order to participate in the ESOP, a participant must complete at least one thousand hours of service to the Company within twelve consecutive months. A participant's interest in the ESOP becomes one hundred percent vested after five years of service to the Company. Benefits are distributed from the ESOP at such time as a participant retires, dies or terminates service with the Company in accordance with the terms and conditions of the ESOP. Benefits may be distributed in cash or in shares of Common Stock. No participant contributions are allowed to be made to the ESOP.

Company contributions to the ESOP may be in the form of Common Stock or cash. Alternatively, the ESOP can borrow money from the Company or an outside lender and use the proceeds to purchase Common Stock. Shares acquired with loan proceeds are held in a suspense account and are released from the suspense account as the loan is repaid. The loan is repaid from the Company's annual contribution to the ESOP. The shares of Common Stock that are released are then allocated to participants' accounts in the same manner as if they had been contributed to the ESOP by the Company. The allocation of ESOP assets is determined by a formula based on participant compensation. The ESOP is intended to satisfy any applicable requirements of the Internal Revenue Code of 1986, as amended, and the Employee Retirement and Income Security Act of 1974. As of June 30, 2006, the ESOP owned of record 2,986,016 shares of Common Stock, including 846,737 allocated shares and 2,139,279 shares as yet unallocated to plan participants.

The ESOP was established to provide long-term incentive compensation for the Company's employees. The Named Executive Officers participate in the ESOP in the same manner as all other participants. An unaffiliated bank is trustee of the ESOP. The present members of the ESOP Administrative Committee are Roger M. Laverty III, John H. Merrell and John Samore, Jr.

CEO Compensation

For fiscal 2006, Mr. Berger's base salary, incentive compensation and ESOP award were determined in accordance with the criteria described previously. Mr. Berger earned $350,000 in base salary compensation during fiscal 2006. In August 2007, Mr. Berger's base salary for fiscal 2007 was increased to $365,750 (effective retroactively to June 26, 2006) to reflect cost of living changes. Mr. Berger's base salary is not directly related to Company performance.

In recognition of the Company's financial performance and Mr. Berger's realization of certain individual goals, Mr. Berger was awarded an annual incentive bonus of $150,000 for fiscal 2006. While overall corporate performance is considered, the CEO's incentive compensation is in part determined by a subjective evaluation of his individual performance.

For fiscal 2006, Mr. Berger received an allocation under the ESOP of $24,269.

PROXY STATEMENT

Laverty Employment Agreement

During fiscal 2006, with the approval of the full Board of Directors, the Compensation Committee determined that the interest of the Company and its stockholders would be best served by the Company entering into an Employment Agreement with Roger M. Laverty III as President and Chief Operating Officer. The Compensation Committee believes that such Employment Agreement benefits the Company and its stockholders by permitting the Company to attract and retain an executive officer with demonstrated leadership abilities and to secure the services of such executive officer at agreed upon terms. The compensation payable to Mr. Laverty pursuant to the Employment Agreement is consistent with the compensation policies of the Company as established by the Compensation Committee.

Compensation Committee
of the Board of Directors

Thomas A. Maloof, Chairman
Lewis A. Coffman
John H. Merrell
John Samore, Jr.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Lewis A. Coffman, John H. Merrell, Thomas A. Maloof and John Samore, Jr., all of whom are outside directors. Mr. Coffman is a retired executive officer of the Company.

PERFORMANCE GRAPH

The chart set forth below shows the value of an investment of $100 on June 30, 2001 in each of Farmer Bros. Common Stock, the Russell 2000 Index and the Value Line Food Processing Index. All values assume reinvestment of the pre-tax value of dividends paid by companies included in these indices and are calculated as of June 30 of each year. The historical stock price performance of the Company's Common Stock shown in the performance graph below is not necessarily indicative of future stock price performance.

Comparison of Five-Year Cumulative Total Return
Farmer Bros. Co., Russell 2000 Index and Value Line Food Processing Index
(Performance Results through 6/30/06)



$200.00
$150.00
$100.00
$50.00
$0.00
2001
2002
2003
2004
2005
2006
Farmer Brothers Co.
Russell 2000 Index
Food Processing

	2001	2002	2003	2004	2005	2006
Farmer Brothers Co.	100.00	157.70	149.04	119.15	100.46	99.73
Russell 2000 Index	100.00	90.25	87.46	115.39	124.78	141.36
Value Line Food Processing Index	100.00	122.98	116.95	146.86	155.63	159.93

Source: Value Line, Inc. Factual material is obtained from sources believed to be reliable, but the publisher is not responsible for any errors or omissions contained herein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Jonathan Waite, the son of Carol Farmer Waite who is a director and nominee for director, is employed by the Company as Special Projects Manager and Manager of Green Coffee Purchasing. During fiscal 2006, Mr. Waite received an annual salary of $50,362 plus customary benefits available to other similarly situated employees. For fiscal 2007, the Company has agreed to pay Mr. Waite an annual salary of $63,360 plus customary benefits available to other similarly situated employees.

Timothy King, the son of Michael J. King who is the Company's Vice President, Sales, is currently employed by the Company as a Branch Manager in Lake Havasu, Arizona. During fiscal 2006, Timothy King received an annual salary and incentive pay totaling $66,885 plus customary benefits available to other similarly situated employees. For fiscal 2007, the Company has agreed to pay Timothy King an annual salary of $61,080 plus incentive pay to be determined through fiscal 2007 and customary benefits available to other similarly situated employees.

The Company has entered into an Employment Agreement with Roger M. Laverty III, President and Chief Operating Officer, and Severance Agreements with Mr. Laverty and each of its Named Executive Officers. For a description of these agreements, see the section above entitled "Executive Compensation-Employment Agreement and Change in Control Arrangements."

The Company has entered into Indemnification Agreements with each of its directors and executive officers. We intend to enter similar agreements with future directors and executive officers. For a description of these agreements, see the sections above entitled "Board and Committee Matters—Compensation and Indemnification of Directors" and "Executive Compensation—Indemnification."

AUDIT MATTERS

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. EY, the Company's independent registered public accounting firm for fiscal 2006, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and on management's assessment of the effectiveness of the Company's internal control over financial reporting. In addition, EY will express its own opinion on the effectiveness of the Company's internal control over financial reporting.

In this context, the Audit Committee Report for fiscal 2006 is as follows:

1. The Audit Committee has reviewed and discussed with management and EY the Company's audited consolidated financial statements as of and for the year ended June 30, 2006, management's assessment of the effectiveness of the Company's internal control over financial reporting and EY's evaluation of the Company's internal control over financial reporting.
2. The Audit Committee has discussed with EY the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.
3. The Audit Committee has received and reviewed written disclosures and the letter from EY required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with EY that firm's independence.
4. Based on the reviews and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, that the audited consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

Audit Committee of the Board of Directors

John H. Merrell, Chairman
Thomas A. Maloof
John Samore, Jr.

Independent Registered Public Accounting Firm

The following summarizes the fees paid to EY for the fiscal years ended June 30, 2006 and 2005:

Type of Fees	2006	2005
Audit Fees	$487,500	$615,000
Audit-Related Fees	0	0
Tax Fees	81,000	282,000
All Other Fees	0	0
Total Fees	$568,500	$897,000

In the above table, in accordance with the SEC's definitions and rules, "audit fees" are fees that the Company paid to EY for the audit of the Company's annual consolidated financial statements included in the Form 10-K and review of financial statements included in the Form 10-Qs; for the audit of the Company's internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects;

for attestation of management's report on the effectiveness of internal control over financial reporting; and for services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements. Audit fees include $235,000 and $390,000 in fiscal 2006 and 2005, respectively, to examine Company documentation related to management reporting under Section 404 of the Sarbanes-Oxley Act of 2002. "Audit-related fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and internal control over financial reporting, including services in connection with assisting the Company in its compliance with its obligations under Section 303 of the Sarbanes-Oxley Act of 2002 and related regulations. "Tax fees" are fees for tax compliance, tax advice and tax planning, including state tax representation and miscellaneous consulting on federal and state taxation matters. "All other fees" are fees for any services not included in the first three categories. For fiscal 2006 and 2005, EY provided no services other than audit and tax services. The Audit Committee has concluded that EY's provision of audit and non-audit services to the Company is compatible with EY's independence.

From and after the effective date of the SEC rule requiring Audit Committee pre-approval of all audit and permissible non-audit services provided by independent registered public accounting firms, the Audit Committee has pre-approved all audit and permissible non-audit services provided by EY.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities ("Reporting Persons"), to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). As a practical matter, the Company assists its directors and officers by monitoring transactions and completing and filing Section 16 reports on their behalf. Based solely on the Company's review of the reports filed by Reporting Persons, and written representations from Reporting Persons that no other reports were required for those persons, the Company believes that, during the fiscal year ended June 30, 2006, the Reporting Persons met all applicable Section 16(a) filing requirements except that a Form 3/A by Farmer Equities, LP and Form 4/A by Carol Farmer Waite, Richard F. Farmer and Jeanne Farmer Grossman were filed on September 20, 2006 to correct information previously reported on Form 3 and Form 4 on December 14, 2005.

Stockholder Proposals and Nominations

Proposals Pursuant to Rule 14a-8

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in the Company's proxy statement and form of proxy for consideration at the Company's next annual meeting of stockholders. To be eligible for inclusion in the Company's 2007 proxy statement, stockholder proposals must be received by the Company no later than June 28, 2007, and must otherwise comply with Rule 14a-8. While the Board will consider stockholder proposals, the Company reserves the right to omit from the Company's proxy statement stockholder proposals that it is not required to include under the Exchange Act, including Rule 14a-8.

Proposals and Nominations Pursuant to the Company's Bylaws

The Company's Bylaws contain an advance notice provision with respect to matters to be brought at an annual meeting of stockholders, including nominations, and not included in the Company's proxy statement. A stockholder who desires to nominate a director or bring any other business before the stockholders at the 2007 Annual Meeting must notify the Company in writing, must cause such notice to be delivered to or received by the Secretary of the Company no earlier than August 1, 2007, and no later than August 31, 2007, and must comply with the other Bylaw provisions summarized below; provided, however, that in the event that the 2007 Annual Meeting is called for a date that is not within thirty (30) days before or after November 27, 2007, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the 2007 Annual Meeting was mailed or such public disclosure of the date of the 2007 Annual Meeting was made, whichever first occurs.

The Bylaws provide that nominations may be made by the Board, by a committee appointed by the Board or any stockholder entitled to vote in the election of directors generally. Stockholders must provide actual written notice of their intent to make nomination(s) to the Secretary of the Company within the timeframes described above. Each such notice must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person, and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act; and (b) as to the stockholder giving notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

The notice given by a stockholder regarding other business to be brought before an annual meeting of the stockholders must set forth (a) a brief description of the business desired to be brought before the annual meeting and the reason for conducting such business at the annual meeting, (b) the name and record address of such stockholder, (c) the class and number of shares of stock of the Company which are owned beneficially or of record by such stockholder, (d) a description of all arrangements or understandings between such stockholder and any other persons (including their names) in connection with the proposal and any material interest of such stockholder in such business, and (e) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

You may write to the Secretary of the Company at the Company's principal executive office, 20333 South Normandie Avenue, Torrance, California 90502, to deliver the notices discussed above and for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Communication with the Board

The Company's annual meeting of stockholders provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Board on appropriate matters. In addition, stockholders may communicate in writing with any particular director, or the directors as a group, by sending such written communication to the Secretary of the Company at the Company's principal executive office, 20333 South Normandie Avenue, Torrance, California 90502. Copies of written communications received at such address will be provided to the Board or the relevant director unless such communications are considered, in the reasonable judgment of the Secretary, to be inappropriate for submission to the intended recipient(s). Examples of stockholder communications that would be considered inappropriate for submission to the Board include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company's business or communications that relate to improper or irrelevant topics.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of banks and brokers with account holders who are Company stockholders will be "householding" the Company's proxy materials and annual report. A single proxy statement and annual report will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your bank or broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker, or direct your request to Mr. John E. Simmons, Chief Financial Officer, Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502, or contact Mr. John E. Simmons by telephone at (310) 787-5200, and the Company will deliver a separate copy of the annual report or proxy statement upon request. Stockholders who currently receive multiple copies of the proxy statement and annual report at their address and would like to request "householding" of their communications should contact their bank or broker.

Annual Report to Stockholders

The 2006 Annual Report to Stockholders (which includes the Company's Annual Report on Form 10-K, as filed with the SEC for the fiscal year ended June 30, 2006) is included with this Proxy Statement. The 2006 Annual Report is neither incorporated by reference in this Proxy Statement nor part of the proxy soliciting material. **A copy of the Company's Annual Report on Form 10-K also may be obtained by persons entitled thereto, without charge, by writing to Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502, Attention: Chief Financial Officer.**

By Order of the Board of Directors



John M. Anglin
Secretary

October 24, 2006

FARMER BROS. CO.
AMENDED AND RESTATED
AUDIT COMMITTEE CHARTER

(as adopted by the Board of Directors on August 24, 2006)

Purpose

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Farmer Bros. Co. (the "Company") is established for the principal purposes of overseeing the accounting and financial reporting processes of the Company and the audit of its financial statements. The Committee is established to assist the Board in overseeing: (i) the integrity of the Company's financial statements; (ii) the independent auditor's qualifications and independence; (iii) the performance of the Company's independent auditor; (iv) the Company's compliance with legal and regulatory requirements in connection with related person transactions; and (v) the Company's system of disclosure controls and system of internal financial, accounting and legal compliance controls. The Committee shall also provide an open avenue of communication among the independent auditors, financial and other senior management of the Company and the Board.

Organization, Membership and Meetings

1. The Committee shall be comprised of at least three directors who meet the independence, expertise and other qualification standards required by the Sarbanes-Oxley Act of 2002 and the regulations thereunder (the "Act"), the Securities and Exchange Commission ("SEC") and The Nasdaq Stock Market ("Nasdaq") or other securities exchange upon which the Company's securities are traded. Without limiting the foregoing, each director appointed to the Committee shall be independent of the management of the Company, both directly and indirectly, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. No Committee member shall be an affiliated person of the Company or receive any compensation other than in his or her capacity as a member of the Committee, the Board of Directors or other Board committee, or as otherwise permitted by the listing standards and SEC rules. The Committee members shall have a working familiarity with basic finance and accounting practices and have the knowledge and experience required to fulfill their responsibilities, as specified by Nasdaq requirements. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in that individual's financial sophistication, including being or having been a chief executive officer, a chief financial officer or other senior officer with financial oversight responsibilities and, therefore, shall qualify as a "financial expert," as contemplated by the Act, and SEC and Nasdaq rules. The identity of such member(s) shall be disclosed in periodic filings as required by the SEC.

2. Members of the Committee shall be appointed by the Board. Members of the Committee shall continue to be Committee members until their successors are appointed and qualified or until their earlier retirement, resignation or removal. Any member may be removed, with or without cause, by the approval of a majority of the independent directors then serving on the full Board. The Board may fill any vacancies on the Committee by a majority vote of the directors then in office.

3. The Committee shall meet at least four times a year, with the authority to convene additional meetings, as circumstances require. The Committee may invite members of management, independent auditors, legal counsel or others to attend meetings and to provide relevant information. At least annually, the Committee shall hold an executive session at which only independent directors and the independent auditor are present.

4. The Committee may form and delegate authority to subcommittees when appropriate, or to one or more members of the Committee.

5. The Committee may elect a Chairman of the Committee who, if elected, shall preside at all meetings. At all meetings of the Committee, a majority of the members of the Committee shall constitute a quorum for the transaction of business, and the act of a majority of the members of the Committee present at a meeting at which a quorum is in attendance shall be the act of the Committee. Members of the Committee may participate in any meeting by means of a conference telephone or similar communications equipment by means of which persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting. The Committee shall maintain written minutes of its meetings, which minutes will be filed in the corporate minute book. Any person present at a meeting may be appointed by the Committee as Secretary to record the minutes. The Committee may adopt additional rules of procedure, but when a matter of procedure is not addressed by Committee rules, the procedure specified by the Company's Bylaws shall be followed. The Committee may also act by unanimous written consent as the Committee may decide.

6. The Committee shall make itself available to meet with management of the Company to discuss any matters that it or management deems appropriate, and shall be available to the independent auditors during the year for consultation purposes.

Committee Authority and Responsibilities

1. The Committee shall assist the Board in fulfilling the Board's oversight responsibilities with respect to financial reporting to stockholders and the SEC; the system of controls that management has established, and the external audit process, and report the results of its activities to the Board.

2. The Committee's role is one of oversight. The Company's management is responsible for preparing the Company's financial statements and for their accuracy, and the Company's independent auditors are responsible for auditing those financial statements. While the Committee has certain authority and oversight responsibilities under this charter, it is not the responsibility of the Committee to plan or conduct audits. In the absence of their having reason to believe that such reliance is unwarranted, the Committee members may rely without independent verification on the information provided to them and on the representations made by the Company's management and independent auditors.

3. Additionally, the Committee recognizes that the Company's management, as well as the Company's independent auditors, have more time, knowledge and more detailed information concerning the Company's financial statements than the Committee. In addition, auditing literature, particularly Statement of Auditing Standards No. 100 (which superseded Statement of Auditing Standards No. 71), defines the term "review" to include a particular set of required procedures to be undertaken by independent auditors. The Committee members are not independent auditors, and the term "review" as applied to the Committee in this charter is not intended to have that meaning and should not be interpreted to suggest that the Committee members can or should follow the procedures required of auditors performing reviews of financial statements. Furthermore, the Committee's authority and oversight responsibility do not assure that the audits of the Company's financial statements have been carried out in accordance with generally accepted auditing standards.

4. The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

Independent Auditor Oversight

1. Be directly and solely responsible for the appointment, dismissal, compensation, retention and oversight of the work of any independent auditor employed by the Company (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent auditor shall report directly to the Committee.

2. Meet with the independent auditor prior to commencement of the audit and discuss the planning and staffing of the audit.

3. Approve in advance the engagement of the independent auditor for all audit services and non-audit services (other than the de minimis exceptions permitted by the Act) and approve the fees and other terms of any such engagement. The term "non-audit services" means any professional services provided to the Company by the independent auditor, other than those provided to the Company in connection with an audit or a review of the financial statements of the Company. The Committee may grant pre-approval authority for non-audit services to the Chairman, subject to such limitations and conditions as the Committee may require. All actions taken by the Chairman pursuant to a grant of pre-approval authority shall be reported to the full Committee at its next meeting. Approval of non-audit services shall be disclosed to investors in periodic reports required by Section 13(a) of the Securities Exchange Act of 1934, as amended.

4. Obtain and review annually a formal written statement from the independent auditor delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard 1, including fees paid by the Company to the auditor, in accordance with the Act. Review with the auditor all relationships between the auditor and management of the Company that may impact the objectivity and independence of the auditor and take, or recommend that the full Board take appropriate action to oversee the independence of the auditor. The Committee shall also approve the level of compensation of the auditor and determine, annually, whether such level of services and compensation affects the auditor's independence.

5. Evaluate annually the qualifications, performance and independence of the auditor and the lead (or coordinating) audit partner (or other audit partner having primary responsibility for the audit). On an annual basis, obtain a report from the independent auditors describing (i) the independent auditor's internal quality-control procedures, and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by such firm, and any steps taken to deal with any such issues. The Committee shall present its conclusions with respect to the independent auditor to the full Board.

6. Take any actions necessary to ensure the rotation, not less frequently than every five years, of the audit partner.

7. Confirm that the Company has complied with the Act in the hiring of any employees or former employees of the independent auditor, after consultation with management.

8. Review with the independent auditor:

a. Any significant difficulties encountered by the independent auditor during the course of the audit, any restrictions on the scope of work or access to required information and any significant disagreement among management and the independent auditor in connection with the preparation of the financial statements.

b. Any material accounting adjustments noted or proposed by the independent auditor.

c. Any material communications between the audit team and the auditor's national office regarding auditing or accounting issues arising in connection with the preparation of the financial statements.

d. If applicable, any Management Representation letter or Internal Control Recommendation letter or Schedule of Unadjusted Differences issued, or proposed to be issued, by the auditor to the Company, and management's response.

e. Any material correcting adjustments that have been identified by the auditor which are required to be disclosed in the Company's periodic filings.

f. Any major issue as to the adequacy of the Company's internal controls and specific audit steps adopted in light of material control deficiencies.

9. Review and discuss with management and the independent auditors any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with entities of which the Committee is made aware whose accounts are not consolidated in the financial statements of the Company and that may have a material current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.

10. The independent auditor shall report promptly to the Committee all material written communications between the independent audit firm and Company management. The Committee shall also review any problems with management and any other matters required to be communicated to the Committee under generally accepted auditing standards or applicable rules under or of the Act, the SEC, Nasdaq, or other regulatory authorities. The independent auditors shall also report on recently issued and adopted accounting standards, the Company's compliance therewith, and the effect of unusual or extraordinary transactions. The independent auditors must discuss their judgments about the quality and content of the Company's accounting principles with the Committee.

Financial Information Oversight

1. Review and discuss with management and the independent auditor, prior to their release to the public:

a. The Company's annual audited financial statements and related footnotes, including any appropriate matters regarding the clarity of the disclosures in such financial statements, accounting principles, practices and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

b. Any certification, report, opinion or review rendered by the independent auditor.

c. The Company's quarterly financial statements.

d. The Company's disclosure in its Annual Report on Form 10-K and Quarterly Report of Form 10-Q under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

e. Earnings press releases.

f. Financial information and earnings guidance provided to analysts and rating agencies, if any.

2. Discuss with management and the independent auditor:

a. The selection, application and disclosure of the critical accounting policies and practices used by the Company, as the same are identified by management or the independent auditor, and any changes thereto and the ramifications of such changes and, if applicable, alternative accounting treatments and the treatment preferred by the independent auditor.

b. The evaluative criteria identified by management and used in their selection of critical accounting principles and methods.

c. Any significant judgments made in management's preparation of the financial statements, as so identified by management or the independent auditor, and the view of each as to the appropriateness of such judgments.

d. The effect of regulatory and accounting initiatives and improvements identified by management or the independent auditor and the potential impact upon the Company's auditing and accounting principles and practices.

e. Any correspondence with regulators or governmental agencies that raise material issues regarding the Company's financial statements or accounting policies.

f. Any employee complaints that raise material issues regarding the Company's financial statements, accounting policies or internal accounting controls.

3. Report to the Board regarding any audit opinions that contain "going concern" qualifications.

4. Approve all filings with the SEC containing the Company's financial statements, including but not limited to the Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K.

5. Recommend to the Board whether the audited financial statements should be included in the Company's periodic filings.

6. Cause the independent auditors to conduct an Interim Financial Review in accordance with Statement of Auditing Standards No. 100 on the quarterly financial statements of the Company prior to each filing of the Company's Form 10-Q.

Internal Controls Oversight

1. Review and discuss annually with management and the independent auditor its assessment of the effectiveness of the Company's internal controls, including computerized information systems controls and security, disclosure controls and procedures for financial reporting.

2. Review annually with the independent auditor the attestation to, and report on, the assessment of controls made by management.

3. Consider whether any changes to the internal controls or disclosure controls processes and procedures are appropriate in light of management's assessment or the independent auditor's report.

4. If the Company has an internal auditor: (i) the internal auditor shall report directly to the Committee; (ii) the Committee shall review the scope and plans of any internal audit recommended by the internal auditor; (iii) the internal auditor shall report directly to the Committee with the results of all internal audits; (iv) the Committee shall review with the internal auditor all recommendations made by the internal auditor as the result of any internal audit; and (v) the Committee shall review with management the implementation of such recommendations by the Company.

5. Review with the principal executive and financial officers of the Company and the independent auditor:

a. All significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data and any material weaknesses in internal controls.

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

Legal Compliance and Ethics Oversight

1. To the extent required by SEC rules, adopt policies and procedures for the review, approval and ratification of related person transactions. Review all such related person transactions in accordance with such policies and procedures and, upon completion of such review, either approve or disapprove (with referral to the Company's Board) each such related person transaction.

2. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

3. Review the process for communicating the code of conduct to Company personnel, and for monitoring compliance therewith.

4. Review with the Company's legal counsel any legal matters that could have a significant impact on the Company's financial statements, compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies, including corporate securities trading policies.

5. Review disclosures made by the Company's principal executive officer and principal financial officer regarding compliance with their certification obligations under the Act, including the Company's disclosure controls and procedures and internal controls for financial reporting.

Other Matters Oversight

1. Discuss with management the Company's significant financial risks or exposures and assess the steps management has taken to monitor and control such risks or exposures. Discuss with management the process by which risk monitoring, assessment and management is undertaken and handled.

2. Prepare the Committee's report required by SEC rules to be included in the Company's annual proxy statement.

3. Regularly report to the Board on the Committee's activities, recommendations and conclusions.

4. Review and reassess this charter's adequacy at least annually, propose changes to this charter to the Board for its approval as necessary, and cause this charter to be published at least triennially in accordance with SEC regulations.

5. Review its own performance, at least annually, for purposes of self-evaluation and to encourage the continuing improvement of the Committee in the execution of its responsibilities.

General and Resources

1. Have the authority to engage and determine funding for independent counsel and other advisors as the Committee deems necessary to carry out its duties. The Company shall also provide funding for ordinary administrative expenses of the Committee that the Committee deems necessary or appropriate in carrying out its duties.

2. In discharging its oversight role, investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, and, at its discretion, initiate special investigations, and, if appropriate, hire special legal, accounting or other outside advisors or experts to assist the Committee in fulfilling its duties under this charter.

3. Perform such other activities consistent with this charter, the Company's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

Limitation

Nothing in this charter is intended to alter in any way the standard of conduct that applies to any of the directors of the Company under the Delaware General Corporation Law, as from time to time amended, and this charter does not impose, nor shall it be interpreted to impose, any duty on any director greater than, or in addition to the duties or standards established by the Delaware General Corporation Law.

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2006

OR

☐ **TRANSITION REPORT PERSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-1375

FARMER BROS. CO.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**95-0725980**
(State of Incorporation)	(I.R.S. Employer Identification No.)

20333 South Normandie Avenue, Torrance, California, 90502
(Address of Principal Executive Offices; Zip Code)

Registrants's telephone number, including area code **310-787-5200**

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $1.00 par value	**NASDAQ**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price at which the Farmer Bros. Co. common stock was sold on June 30, 2006 was approximately $146 million.

On September 1, 2006 the registrant had 16,075,080 shares outstanding of its common stock, par value $1.00 per share, which is the registrant's only class of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this Form 10-K: the definitive proxy statement for the fiscal year ended June 30, 2006 that is expected to be filed with the U.S. Securities and Exchange Commission on or before October 28, 2006.

(This page has been left blank intentionally.)

TABLE OF CONTENTS

(This page has been left blank intentionally.)

PART I

Item 1. Business

General

Farmer Bros. Co. (the "Company," "we," "our" or "Farmer Bros.") is a manufacturer and distributor of coffee and spices to the institutional food service segment. The Company was incorporated in California in 1923, and reincorporated in Delaware in 2004.

Our product line is specifically focused on the needs of our market segment: restaurants and other institutional food service establishments that prepare and market meals, including hotels, hospitals, convenience stores and fast food outlets. Our product line includes roasted coffee, coffee related products such as coffee filters, sugar and creamers, assorted teas, cocoa, spices, and soup and beverage bases. Our product line presently includes over 300 items. For the past three fiscal years sales of roasted coffee products represented approximately 50% of our total sales and no single product other than coffee accounted for more than 10% of our revenue. Coffee purchasing, roasting and packaging takes place at our Torrance, California plant, which also serves as the distribution hub for our branches.

Raw Materials and Supplies

Our primary raw material is green coffee, an agricultural commodity. Green coffee is mainly grown outside the United States and can be subject to volatile price fluctuations. Weather, real or perceived shortages, political unrest, labor actions and armed conflict in coffee producing nations, and government actions, including treaties and trade controls between the U.S. and coffee producing nations, can affect the price of green coffee.

Green coffee prices can also be affected by the actions of producer organizations. The most prominent of these are the Colombian Coffee Federation (CCF), the Association of Coffee Producing Countries (ACPC) and the International Coffee Organization (ICO). These organizations seek to increase green coffee prices largely by attempting to restrict supplies, thereby limiting the availability of green coffee to coffee consuming nations.

Other raw materials used in the manufacture of our non-coffee products ("allied products") include a wide variety of spices, such as pepper, chilies, oregano and thyme, as well as cocoa, dehydrated milk products, salt and sugar. These raw materials are agricultural products and can be subject to wide cost fluctuations. Such fluctuations, however, historically have not had a material effect on our operating results.

Trademarks

We own 62 registered U.S. trademarks, which are integral to customer identification of our products. It is not possible to assess the impact of the loss of such identification.

Seasonality

We experience some seasonal influences. The winter months are generally the best sales months. However, our product line and geographic diversity provide some sales stability during the warmer months when coffee consumption ordinarily decreases. Additionally, we usually experience an increase in sales during the summer months from seasonal businesses located in vacation areas.

Distribution

Sales are made "off-truck" to our institutional food service customers at their places of business by our sales representatives who are responsible for soliciting, selling and collecting from and otherwise maintaining our customer accounts. Our distribution trucks are replenished from warehouses located in a number of cities in the western United States. We operate our own long haul trucking fleet in an effort to more effectively control the supply of products to these warehouses. Inventory levels are maintained at each branch warehouse consisting of our complete product line and additional safety stocks to accommodate a modest interruption in supply.

Customers

No single customer represents a significant concentration of sales. As a result, the loss of one or more of our larger customer accounts is not likely to have a material adverse effect on our results of operations. We serve a wide variety of customers, from small restaurants and donut shops to large institutional buyers like restaurant chains, hospitals, hotels, contract food services and convalescent hospitals. Customer contact, our distribution network and our service quality, are integral to our sales effort.

Competition

We face competition from many sources, including the institutional food service divisions of multi-national manufacturers of retail products such as Procter & Gamble (Folgers Coffee), Kraft Foods (Maxwell House Coffee) and Sara Lee Foods (Superior Coffee), wholesale grocery distributors such as Sysco and U.S. Food Service and regional institutional coffee roasters such as Boyd Coffee Company. Management believes we may have some competitive advantages due to our longevity, strong regional roots and our sales and service force. We differentiate ourselves from our competitors by the quality of our products, our distribution network and our customer service. Some of our competitors outsource their product distribution, while others conduct their own distribution. Some of our customers are "price" buyers, seeking the low cost provider with little concern about service; others find great value in the service programs we provide. We compete well when service and distribution are valued by our customers, and are less effective when only price matters. Our customer base is price sensitive and we are often faced with price competition.

Working Capital

We finance our operations internally, and we believe that working capital from internal sources will be adequate for the coming fiscal year.

Foreign Operations

We have no material revenues from foreign operations.

Other

On June 30, 2006 we employed 1,091 employees, 441 of whom are subject to collective bargaining agreements. Compliance with government regulations relating to the discharge of materials into the environment has not had a material effect on our financial condition or results of operations. The nature of our business does not provide for maintenance of or reliance upon a sales backlog. No portion of our business may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government.

Available Information

We file reports electronically with the U.S. Securities and Exchange Commission ("SEC"), including Forms 10-K, 10-Q, 8-K and amendments thereto. The public may read and copy any materials filed with the SEC at the SEC's Public Reading Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The site address is http://www.sec.gov.

Our Internet website address is http://www.farmerbroscousa.com (the website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be part of this filing), where we make available, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K including amendments thereto as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. The Company's Code of Ethics for its principal executive and principal financial officers is also posted on our Internet website.

Item 1A. Risk Factors

10-K

Certain statements contained in this Annual Report on Form 10-K regarding the risks, circumstances and financial trends that may affect our future operating results, financial position and cash flows may be forward-looking statements within the meaning of federal securities laws. These statements are based on management's current expectations, assumptions, estimates and observations about our business and are subject to risks and uncertainties. As a result, actual results could materially differ from the forward-looking statements contained herein. These forward-looking statements can be identified by the use of words like "expects," "plans," "believes," "intends," "will," "assumes" and other words of similar meaning. These and other similar words can be identified by the fact that they do not relate solely to historical or current facts. While we believe our assumptions are reasonable, we caution that it is impossible to predict the impact of such factors which could cause actual results to differ materially from predicted results. We intend these forward-looking statements to speak only at the time of this report and do not undertake to update or revise these statements as more information becomes available. For these statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

The Company's business, its future performance and forward-looking statements are affected by general industry and market conditions and growth rates, general U.S. and non-U.S. economic and political conditions (including the global economy), competition, interest rate and currency exchange rate fluctuations, and other events. The following items are representative of the risks, uncertainties and other conditions that may impact the Company's business, future performance and the forward-looking statements that it makes in this Annual Report on Form 10-K or that it may make in the future. Our actual results could differ materially from anticipated results due to some or all of the factors discussed below.

OUR EFFORTS TO SECURE AN ADEQUATE SUPPLY OF QUALITY COFFEES MAY BE UNSUCCESSFUL AND EXPOSE US TO COMMODITY PRICE RISK.

Maintaining a steady supply of green coffee is essential to keep inventory levels low and secure sufficient stock to meet customer needs. To help ensure future supplies, we may purchase our coffee on forward contracts for delivery as long as six months in the future. In the event of non-performance by the suppliers, the Company could be exposed to credit and supply risk. Entering into such future commitments also leaves the Company subject to purchase price risk. Various techniques are used to hedge these purchases against untoward price movement. Competitive factors make it difficult for the Company to "pass through" such price fluctuation to its customers. Therefore, unpredictable price changes can have an immediate effect on operating results that cannot be corrected in the short run. To reduce its exposure to the volatile fluctuation of green coffee costs, Farmer Bros. has, from time to time, entered into futures contracts to hedge coffee purchase commitments. Open contracts associated with these hedging activities are described in Item 7A. "Quantitative and Qualitative Disclosures About Market Risk."

INCREASES IN THE COST OF GREEN COFFEE COULD REDUCE OUR GROSS MARGIN AND PROFIT.

Our primary raw material is green coffee, an agricultural commodity. Green coffee is mainly grown outside the U.S. and can be subject to volatile price fluctuations. Weather, real or perceived shortages, labor actions, political unrest and armed conflict in coffee producing nations, and government actions, including treaties and trade controls between the U.S. and coffee producing nations, can affect the price of green coffee. Green coffee prices can also be affected by the actions of producer organizations. The most prominent of these are the Colombian Coffee Federation (CCF), the International Coffee Organization (ICO) and the Association of Coffee Producing Countries (ACPC). These organizations seek to increase coffee prices largely be attempting to restrict supplies, thereby limiting the availability of green coffee to coffee consuming nations. As a result these organizations or others may succeed in raising green coffee prices.

In the past, we generally have been able to pass increases in green coffee costs to our customers. However, there can be no assurance that we will be successful in passing such fluctuations on to our customers without losses in sales volume or gross margin in the future. Similarly, rapid sharp decreases in the cost of green coffee could also force us to lower sales prices before realizing cost reductions in our green coffee inventory.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY NOT HAVE THE RESOURCES TO COMPETE EFFECTIVELY.

We primarily compete with other coffee companies, including multi-national firms with substantially greater financial, marketing and operating resources than the Company. We face competition from many sources including the food service divisions of multi-national manufacturers of retail products such as Proctor and Gamble (Folgers Coffee), Kraft Foods (Maxwell House Coffee) and Sara Lee Foods (Superior Coffee), wholesale grocery distributors such as Sysco and U.S. Food Service, and regional coffee roasters such as Boyd Coffee Company. Some of our competitors outsource their product distribution, while others conduct their own distribution. Large roasters have volumes far in excess of ours, with a business model that is substantially different from ours. We compete with those firms and others for a wide variety of customers, from small restaurants and donut shops, to large institutional buyers like restaurant chains, hospitals, hotels, contract food services and convalescent hospitals. If we do not succeed in differentiating ourselves from our competitors or our competitors adopt our strategies, then our competitive position may be weakened. At Farmer Bros. we differentiate ourselves from our competitors by the quality of our products, our distribution network and our customer service. Some of our customers are "price" buyers, seeking the low cost provider with little concern about service; others find great value in the service programs we provide. We compete well when service and distribution are valued by our customers, and are less effective when only price matters. Our customer base is price sensitive and we are often faced with price competition.

CHANGES IN CONSUMER PREFERENCES COULD ADVERSELY AFFECT OUR BUSINESS.

Our continued success depends, in part, upon the demand for coffee. Shifts in consumer preferences away from a "standard" cup of coffee could adversely affect our profitability. Our primary market is restaurants and other food service establishments. We also provide coffee and related products to offices. We believe the success of our market segment is dependent upon personal and business expenditures in restaurants and other food service businesses. There are many beverages, hot and cold, competing for the same restaurant dollar. Our restaurant customers report that competition from such beverages continues to dilute the demand for coffee. Consumers who choose soft drinks, bottled water, and flavored coffees and teas are all reducing the restaurant dollar formerly spent on a "standard" cup of coffee. While restaurants and coffee houses that sell "specialty" coffee and flavored coffee products may have increased the demand for coffee beverages, many of these establishments have taken market share from existing Farmer Bros. customers. We have a line of products that compares favorably with products sold in such "specialty coffee" stores, but most of our restaurant customers do not specialize in coffee drinks. As a result, a further shift toward "specialty" coffee houses may adversely impact the demand for the Company's products.

REDUCTIONS IN DISCRETIONARY SPENDING COULD ADVERSELY AFFECT OUR BUSINESS.

Our success depends to a significant extent on a number of factors that affect discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. In a slow economy, businesses and individuals scale back their discretionary spending on travel and entertainment, including "dining out." Economic conditions may also cause businesses to reduce travel and entertainment expenses, and even cause office coffee benefits to be eliminated. These factors could reduce demand for our products or impose practical limits on pricing, either of which could adversely affect our business, financial condition, operating results and cash flows.

OUR SALES AND DISTRIBUTION NETWORK IS COSTLY TO MAINTAIN.

Our sales and distribution network requires a large investment to maintain and operate. Costs include the fluctuating cost of gasoline, diesel and oil, the costs associated with managing, purchasing, maintaining and insuring a fleet of delivery vehicles, the costs of maintaining distribution warehouses throughout the country, and the costs of hiring, training and managing our route sales professionals. Many of these costs are beyond our control, and others are fixed rather than variable. Some competitors use alternate methods of distribution that eliminate some of the costs associated with our method of distribution.

WE ARE SELF-INSURED. OUR RESERVES MAY NOT BE SUFFICIENT TO COVER FUTURE CLAIMS.

We are self-insured for many risks up to significant deductible amounts. The premiums associated with our insurance have recently increased substantially. General liability, fire, workers' compensation, directors and officers liability, life, employee medical, dental and vision and automobile risks present a large potential liability. While we accrue for this liability based on historical experience, future claims may exceed claims we have incurred in the past. Should a different amount of claims occur compared to what was estimated or the cost of the claims increase or decrease beyond what was anticipated, reserves recorded may not be sufficient and the accruals may need to be adjusted accordingly in future periods.

EMPLOYEE STRIKES AND OTHER LABOR-RELATED DISRUPTIONS MAY ADVERSELY AFFECT OUR OPERATIONS.

We have union contracts relating to the majority of our workforce in California, Oregon, Washington and Nevada. Although we believe union relations have been amicable in the past, there is no assurance that this will continue in the future. There are potential adverse effects of labor disputes with our own employees or by others who provide transportation (shipping lines, truck drivers) or cargo handling (longshoremen), both domestic and foreign, of our raw materials or other products. These actions could restrict our ability to obtain, process and/or distribute our products.

WE MAY ENTER INTO NEW BUSINESS VENTURES THAT COULD HAVE A NEGATIVE IMPACT ON OPERATING RESULTS.

From time to time, we evaluate potential business ventures and acquisitions. Entering into any such transaction entails many risks, any of which could materially harm our business. There is no assurance that any such venture, should we decide to enter into one, will accrue the projected returns. It is possible that such ventures could result in losses or returns that would have a negative impact on operating results.

OUR ROASTING AND BLENDING METHODS ARE NOT PROPRIETARY, SO COMPETITORS MAY BE ABLE TO DUPLICATE THEM, WHICH COULD HARM OUR COMPETITIVE POSITION.

We consider our roasting and blending methods essential to the flavor and richness of our coffee and, therefore, essential to our brand. Because the Company's roasting methods cannot be patented, we would be unable to prevent competitors from copying these methods if such methods became known. If our competitors copy our roasts or blends, the value of our brand may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting or blending methods that are more advanced than our production methods, which may also harm our competitive position.

BECAUSE A SUBSTANTIAL PORTION OF OUR BUSINESS IS BASED IN CALIFORNIA, TEXAS, COLORADO, ARIZONA AND WASHINGTON, AN INTERRUPTION IN OPERATIONS IN ANY OF THESE MARKETS WOULD ADVERSELY IMPACT OUR BUSINESS.

Over half of our business is conducted in California, Texas, Colorado, Arizona and Washington. We expect that these operations will continue to generate a substantial portion of our revenue. A significant interruption in operations at our facilities in these markets, whether as a result of an earthquake, natural disaster, terrorism or other causes, could significantly impair our ability to operate our business. Our major manufacturing facility and distribution hub is in Los Angeles County. The majority of our green coffee comes through the Port of Los Angeles or the Port of Long Beach. Any interruption to port operations, highway arteries, gas mains or electrical service in this area could restrict our ability to supply our branches with product and would adversely impact our business.

OUR OPERATING RESULTS MAY HAVE SIGNIFICANT FLUCTUATIONS FROM QUARTER TO QUARTER WHICH COULD HAVE A NEGATIVE EFFECT ON OUR STOCK PRICE.

From time to time, our operating results likely will fall below investor expectations. These results are influenced by a number of factors, including fluctuations in the price of green coffee, competition from existing or new competitors in our industry and changes in consumer preferences.

Quarterly fluctuations in our operating results as the result of these factors or for any other reason, could cause our stock price to decline. Accordingly, we believe that period-to-period comparisons of our historical or future operating results are not necessarily meaningful, and such comparisons should not be relied upon as indicators of future performance.

OPERATING LOSSES MAY CONTINUE AND, AS A RESULT, THE PRICE OF OUR STOCK MAY BE NEGATIVELY AFFECTED.

For the fiscal year ended June 30, 2006, we had an operating loss of ($2,965,000). For the fiscal year ended June 30, 2005, we had an operating loss of ($6,583,000) and a net loss of ($5,427,000). We could suffer additional losses in future years and as a result our stock price could decline.

FUTURE FUNDING DEMANDS UNDER PENSION PLANS FOR CERTAIN UNION EMPLOYEES ARE UNKNOWN.

We participate in two multi-employer defined benefit plans for certain union employees. The management, funding status and future viability of these plans is not known at this time. The nature of the contract with these plans allows for future funding demands that are outside our control or ability to estimate.

WE RELY ON A SINGLE THIRD PARTY SUPPLIER TO MANAGE OUR INTEGRATED ORACLE SYSTEM THAT IS INTEGRAL TO THE SUCCESS AND OPERATION OF OUR BUSINESS.

We rely on WTS, a company affiliated with Oracle, and its employees, in connection with the hosting of our integrated Management Information System. This System is essential to our operations and currently includes all accounting and production software applications. By the end of fiscal 2007, WTS is also expected to host our Route Sales application software. If WTS were to experience financial, operational, or quality assurance difficulties, or if there were any other disruption in our relationship with WTS, we might be unable to produce financial statements, fill replenishment orders for our branch warehouses, issue payroll checks, process payments to our vendors or bill customers. Any of these items could have a material adverse effect on the Company.

WE ARE DEPENDENT ON ENTERPRISE RESOURCE MANAGEMENT ("ERP") SOFTWARE TO OPERATE OUR BUSINESS. SHOULD WE FAIL TO OPERATE EFFECTIVELY OR IF WE ENCOUNTER DIFFICULTIES INTEGRATING SYSTEMS OR SUFFER ILL-TIMED POWER OR COMMUNICATIONS FAILURES, THE RESULT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.


10-K

We rely on complex software and hardware to invoice our customers, produce customer statements, account for our inventory and manufacturing costs, fill branch inventory replenishment orders, pay our bills, pay our employees and produce our financial statements. We have in the past encountered, and in the future may encounter, software and hardware errors, system design errors and errors in the operation of our systems. This has resulted in and may in the future result in a number of adverse consequences, including: users being disconnected from systems and being unable to perform their job functions, delays in producing financial statements and other key management system information.

Reliance on such software also leaves us exposed to harmful software programs such as viruses that could disrupt our business and damage our network. It is possible that a security breach or inappropriate use of our network could expose us to the possibility of system failure or other disruption. A security breach could jeopardize security of confidential information and thereby expose the Company to potential legal liability.

THE COMPANY DEPENDS ON THE EXPERTISE OF KEY PERSONNEL. THE UNEXPECTED LOSS OF ONE OR MORE OF THESE KEY EMPLOYEES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS OR COMPETITIVE POSITION.

Our continued success largely depends on the efforts and abilities of our executive officers and other key personnel. There is limited management depth in certain key positions throughout the Company. The unexpected loss of one or more of these key employees could have a material adverse effect on our operations and competitive position.

Our former Chairman and Chief Executive Officer and sole coffee buyer, Roy E. Farmer, died unexpectedly in January 2005. Guenter W. Berger, a long time member of our Board of Directors and Vice President, Production was appointed interim CEO and in August 2005 assumed the title of Chairman, CEO and President. A new coffee buyer was hired in June 2005. In July 2006 we hired Roger M. Laverty III as President and COO. We continue to evaluate and recruit key personnel to enhance the depth of our management.

WE ARE SUBJECT TO RE-FUNDING OBLIGATIONS AND MAY ACQUIRE ADDITIONAL SHARES UNDER THE ESOP.

The Farmer Bros. Co. Employee Stock Ownership Plan was designed to help us attract and retain employees and to better align the efforts of our employees with the interests of our stockholders. To that end, the Company has purchased 3,000,500 shares of Company stock for the ESOP to allocate to employees over the next 12 years. It is possible that additional shares could be acquired that might deplete the Company's cash. We expect that the future re-funding liability of the existing shares in the ESOP will increase and require additional investment as the ESOP matures and individual holdings grow. When employees vested in the ESOP leave the Company, they have the right to "put" their shares to the Company for cash. This requires the Company to repurchase those shares at the current market value. Assuming all shares currently owned by the ESOP are fully distributed, the Company's re-funding liability is approximately $64,700,000 based on the June 30, 2006 closing share price.

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN A LOWER TRADING PRICE FOR OUR STOCK THAN IF OWNERSHIP OF OUR STOCK WAS LESS CONCENTRATED.

As of September 1, 2006, members of the Farmer family or entities controlled by the Farmer family (such as trusts or business entities) as a group beneficially owned approximately 40% of our outstanding common stock. As a result, these stockholders, acting together, may be able to influence the outcome of stockholder votes, including votes concerning the election and removal of directors and approval of significant corporate transactions. This level of concentrated ownership, along with the factors described in "Risk Factors—ANTI-TAKEOVER PROVISIONS COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US," may have the effect of delaying or preventing a change in the management or voting control of the Company. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock if investors perceive disadvantages in owning stock in a company with such concentrated ownership.

ANTI-TAKEOVER PROVISIONS COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

We have adopted a stockholder rights plan (the "Rights Plan") and declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of our common stock to stockholders of record as of March 28, 2005. Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share, at a purchase price of $112.50, subject to adjustment. The Rights expire on March 28, 2015, unless they are earlier redeemed, exchanged or terminated as provided in the Rights Plan. Because the Rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, our Rights Plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Board of Directors regarding such acquisition.

In addition, our Board of Directors has the authority to issue up to 500,000 shares of Preferred Stock (of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of Farmer Bros. without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Further, certain provisions of our charter documents, including a classified board of directors, provisions eliminating the ability of stockholders to take action by written consent, and provisions limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Farmer Bros., which could have an adverse effect on the market price of our stock. In addition, our charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of our Board of Directors. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control or management.

FAILURE TO MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND STOCK PRICE.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"), the SEC adopted rules requiring us, as a public company, to include a report of management on our internal controls over financial reporting in our annual report on Form 10-K and quarterly reports on Form 10-Q that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year. Compliance with SOX Section 404 has been a challenge for many companies. Our ability to continue to comply is uncertain as we expect that our internal controls will continue to evolve as our business activities change. If, during any year, our independent auditors are not satisfied with our internal controls over financial reporting or the level at which these controls are documented, designed, operated, tested or assessed, or if the independent auditors interpret the requirements, rules or regulations differently than we do, then they may decline to attest to management's assessment or may issue a report that is qualified. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with SOX Section 404. Failure to maintain an effective internal control environment could have a material adverse effect on our stock price. In addition, there can be no assurance that we will be able to remediate material weaknesses, if any, that may be identified in future periods.


10-K

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including SOX, new SEC and Public Accounting Oversight Board regulations and NASDAQ National Market rules, are creating uncertainty for public companies. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and management time related to compliance activities. Substantial costs have been incurred in fiscal 2006, and will continue to be incurred to comply with various of these mandates, including the engagement of separate public accounting firms to perform work that is now prohibited to be performed by our regular independent accounting firm, internal costs associated with documenting the adequacy of our internal controls over financial reporting and similar compliance activities, and increased costs of audit by our independent accounting firm. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed and we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our common stock. While Farmer Bros. believes that it has been at all times in material compliance with laws and regulations pertaining to the proper recording and reporting of our financial results, there can be no assurance that future regulations, implementing SOX and otherwise, will not have a material adverse impact on our reported results as compared with prior reporting periods.

Item 1.B. Unresolved Staff Comments

None.

Item 2. Properties

Our largest and most significant facility consists of our roasting plant, warehouses and administrative offices in Torrance, California. This facility is our primary manufacturing facility and the distribution hub for our long haul trucking fleet. We stage our products in 101 small branch warehouses throughout our service area. These warehouses, taken together, represent a vital part of our business, but no individual warehouse is material to the group as a whole. Our warehouses vary in size from approximately 2,500 to 20,000 square feet. Approximately 40% of these warehouses are leased with a variety of expiration dates through 2011. We believe our existing plant and branch warehouses will continue to provide adequate capacity for the foreseeable future.

A complete list of properties and facilities operated by Farmer Bros. is attached hereto, and incorporated herein by reference, as Exhibit 99.1.

Item 3. Legal Proceedings

We are both defendant and plaintiff in various legal proceedings incidental to our business which are ordinary and routine. It is our opinion that the resolution of these lawsuits will not have a material impact on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of fiscal 2006 no matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

We have one class of common stock which is traded on the NASDAQ National Market under the symbol "FARM." The following table sets forth the high and low sales prices of the shares of Common Stock of the Company. Prices are as reported on the NASDAQ National Market and represent prices between dealers, without including retail mark-up, mark-down or commission, and do not necessarily represent actual trades.

	2006			2005		
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$24.98	$19.50	$0.105	$27.55	$24.50	$0.100
2nd Quarter	$22.87	$19.11	$0.105	$28.40	$24.03	$0.100
3rd Quarter	$22.61	$19.31	$0.105	$29.65	$22.05	$0.100
4th Quarter	$23.18	$19.72	$0.105	$24.49	$20.78	$0.100

There were approximately 3,937 holders of record on September 1, 2006. Holders of record is based upon the number of record holders and individual participants in security position listings.

Effective as of March 17, 2005, our Board of Directors approved a stockholder rights plan (the "Rights Plan"), pursuant to which the Company entered into a Rights Agreement dated March 17, 2005 (the "Rights Agreement") with Wells Fargo Bank, N.A., as Rights Agent, and the Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on March 28, 2005. Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share, at a purchase price of $112.50, subject to adjustment. The description and terms of the Rights are set forth in the Rights Plan. Initially, ownership of the Rights is evidenced by the certificates representing our Common Stock then outstanding, and no separate Rights Certificates, as defined in the Rights Plan, have been distributed. The Rights are not exercisable until the distribution date, as described in the Rights Agreement, and will expire on March 28, 2015, unless they are earlier redeemed, exchanged or terminated as provided in the Rights Plan. No rights have been exercised at this time.

Item 6. Selected Financial Data

	For the fiscal years ended June 30,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Net sales	$207,453	$198,420	$193,589	$201,558	$205,857
(Loss) income from operations	$ (2,965)	$ (6,583)	$ 3,763	$ 23,888	$ 38,210
Net income (loss)	$ 4,756	$ (5,427)	$ 12,687	$ 23,629	$ 30,569
Net income (loss) per common share(a)	$ 0.34	$ (0.40)	$ 0.81	$ 1.30	$ 1.65
Total assets	$317,237	$314,923	$317,871	$416,415	$417,524
Dividends per common share(a)	$ 0.42	$ 0.40	$ 0.38	$ 0.36	$ 0.34

(a) All per share disclosures have been adjusted to reflect the stock split that became effective on May 10, 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis discusses the results of operations as reflected in the Company's consolidated financial statements. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. The results of operations for the fiscal years ended June 30, 2006, 2005 and 2004 are not necessarily indicative of the results that may be expected for any future period. The following discussion should be read in combination with the consolidated financial statements and the notes thereto included in Item 8 of this report and with the "Risk Factors" described in Item 1 of this report.

Critical Accounting Policies

Overview

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory valuation, including LIFO reserves, the allowance for doubtful accounts, deferred tax assets, liabilities relating to retirement benefits, liabilities resulting from self-insurance of our workers' compensation liabilities, and litigation. We base our estimates on historical experience and other relevant factors that are believed to be reasonable under the circumstances.

While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, actual results may differ from these estimates, which could require the Company to make adjustments to these estimates in future periods.

Investments

Our investments consist of investment grade marketable debt instruments issued by the U.S. Government and major U.S. and foreign corporations, equity securities, primarily preferred stock, and various derivative instruments, primarily exchange traded treasury futures and options, green coffee forward contracts and commodity purchase agreements. All derivatives not designated as accounting hedges are marked to market and changes are recognized in current earnings. The fair value of derivative instruments is based upon broker quotes where possible.

Allowance for Doubtful Accounts

We maintain an allowance for estimated losses resulting from the inability of our customers to meet their obligations. Our ability to maintain a relatively small reserve is directly related to our ability to collect from our customers when our salespeople regularly interact with our customers in person. This method of operation has provided us with a historically low bad debt experience. There can be no assurance this will be the case in the future.

Inventories

Inventories are valued at the lower of cost or market and the costs of coffee and allied products are determined on the last in, first out (LIFO) basis. Costs of coffee brewing equipment manufactured are accounted for on the first in, first out (FIFO) basis. We regularly evaluate these inventories to determine whether market conditions are correctly reflected in the recorded carrying value.

Self-Insurance Retention

We are self-insured for California workers' compensation insurance and use historical analysis to determine and record the estimates of expected future expenses resulting from workers' compensation claims. Additionally, we accrue for estimated losses not covered by insurance for liability, auto, medical and fire up to the deductible amounts.

Retirement Plans

We have two defined benefit plans that provide retirement benefits for the majority of our employees (the balance of our employees are covered by union defined benefit plans). We obtain actuarial valuations for both plans and at present we discount the pension obligations using a 6.25% discount rate and we estimate an 8% return on plan assets. The performance of the stock market and other investments as well as the overall health of the economy can have a material effect on pension investment returns and these assumptions. A change in these assumptions could affect our operating results. Our retiree medical plan is not funded and shares the same discount rate as the defined benefit plans. We project an initial medical trend rate of 9% ultimately reducing to 5.5% in 6 years.

Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. Estimating our tax liabilities involves judgments related to uncertainties in the application of complex tax regulations. We make certain estimates and judgments to determine tax expense for financial statement purposes as we evaluate the effect of tax credits, tax benefits and deductions, some of which result from differences in timing of recognition of revenue or expense for tax and financial statement purposes. Changes to these estimates may result in significant changes to our tax provision in future periods. Each fiscal quarter we reevaluate our tax provision and reconsider our estimates and our assumptions related to specific tax assets and liabilities, making adjustments as circumstances change.

Liquidity and Capital Resources

We have been able to maintain a strong working capital position, and believe that our short and long term cash requirements will be provided by internal sources. We do not expect to rely on banks or other third parties for our working capital needs.

Our working capital is composed of the following:

	June 30,		
	2006	2005	2004
		(In thousands)	
Current assets	$246,808	$245,219	$252,720
Current liabilities	$ 16,578	$ 20,693	$ 21,189
Working capital	$230,230	$224,526	$231,531
Capital expenditures	$ 12,840	$ 8,832	$ 7,683

At June 30, 2006 we had no major commitments for new capital expenditures.

Results of Operations

Fiscal Years Ended June 30, 2006 and 2005

Overview

Management has a number of short and long term initiatives underway designed to strengthen the Company's sales and distribution network and improve sales. Our efforts are focused primarily on enhancing our brand identification, expanding our product line and customer base and improving our sales and distribution efficiency. Our initiatives include:

- Promotion of our BRAND.
  - We have designed and ordered new packaging for our entire product line. The updated designs employ the use of bright colors to better appeal to modern tastes. The roll-out for the new packaging is expected to begin in October 2006.
  - We have designed, and are in the process of producing and distributing new point of sale marketing materials to help our customers increase sales of our products. Many of these materials were distributed to customers during fiscal 2006 and others will be distributed in connection with the new packaging roll-out.
  - We are promoting our brand and product line in an expanded trade show schedule throughout our marketing area to highlight the "new spirit" our packaging represents.
- Introduction of New Products.
  - During fiscal 2006 we developed a variety of new products designed to appeal to both new and existing customers, including horchata (a sweet rice drink flavored with cinnamon and almond), fruit smoothies (iced beverages), an expanded line of teas, liquid coffee and some seasonal products (pumpkin pie cappuccino). We believe these new products afford us with an opportunity to engage our customers and cross-sell other products and share ideas for future new products.
- Expansion of Customer Base.
  - In an effort to expand our customer base we have created a National Accounts organization to solicit larger customers and national accounts. This group is currently comprised of 15 professionals who are working from our existing branch facilities to reach potential customers throughout the country.
- Improved Sales and Distribution Efficiency.
  - In an effort to cut costs and improve our sales and distribution efficiency we have evaluated our branches, routes and sales staff responsibilities. In connection with these efforts we have reduced staffing and consolidated routes in certain areas, while increasing staffing in areas where we are experiencing growth.
  - During fiscal 2007 we expect to implement new Route Sales application software to further enhance our ability to evaluate customer, product and route profitability.

Management continues to concentrate on improving our gross profit margins and controlling our selling and general and administrative expenses. Although we were able to maintain gross profit margins in fiscal 2006, as compared to fiscal 2005, inflationary pressures on the cost of our raw materials and packaging supplies remains a threat to our ability to maintain these margins in the future. Despite efforts to reduce operating costs during fiscal 2006, certain expenses are beyond our control, such as gasoline and diesel prices which directly impact our distribution costs. Moreover, during fiscal 2006 we also experienced an increase of approximately $1,000,000 in compensation expenses associated with the cost of the National Accounts organization. We continue to evaluate all departments in an effort to eliminate unnecessary procedures and staff and align needed staff skills to match business requirements through re-training or new hires.

Comparative Information

Net sales in fiscal 2006 increased $9,033,000 or 5% to $207,453,000 from $198,420,000 in fiscal 2005, primarily because of higher sales prices. Programs to enhance sales began during fiscal 2005 and continue to be deployed as discussed above.

Cost of goods sold in fiscal 2006 increased to $84,910,000, or 41% of sales, as compared to $82,964,000, or 42% of sales, in fiscal 2005. Although we stabilized our margins in fiscal 2006 compared to fiscal 2005, the volatility of green coffee prices, higher prices on a variety of raw materials and product packaging and strong competition have restricted our ability to return to previous gross profit margins. We continue to seek alternative and competitive sources of raw materials, packaging supplies and other key cost components in an effort to improve our profit margins. There can be no assurance that such efforts will be successful.


10-K

The average closing price of green coffee nearby contract for each of the last three fiscal years, as compiled by the New York Board of Trade, is presented in the following table.

Comparison of Average Periodic Green Coffee Prices

	Twelve months ended June 30,		
	2006	2005	2004
Average coffee price per pound	$1.03	$0.97	$0.68
Change from prior year	6%	43%	14%

Selling, General and Administrative Expenses in fiscal 2006 increased $3,469,000 or 3% to $125,508,000 from $122,039,000 in fiscal 2005. This increase is primarily attributed to higher coffee brewing equipment costs largely associated with new products, higher gasoline and diesel costs and increased California workers' compensation expense, offset by declines in self-insured employee medical costs, IT project consulting costs and SOX compliance consulting and auditing costs. Continuing development costs of our multi-year information systems project are currently capitalized. The new sales system implementation has been delayed and development costs associated with that project will begin depreciating in fiscal 2007.

Principal Changes in Selling, General and Administrative Expenses

	For year ended June 30,	
	2006	2005
	(In thousands)	
Coffee brewing equipment	$11,376	$9,106
Self-insured employee medical costs	6,883	6,334
Fuel costs	6,943	5,638
Workers' compensation costs	3,028	1,495
IT project depreciation	3,915	3,228
IT project consulting	682	2,272
SOX compliance consulting/auditing costs	430	1,100

Total other income (expense) in fiscal 2006 was $6,970,000 as compared to ($4,746,000) in fiscal 2005. This increase is primarily the result of (1) higher interest rates during fiscal 2006 and (2) the reduction of losses associated with higher green coffee prices during the second quarter of fiscal 2005 which resulted in a decrease in the value of green coffee futures and options used by the Company to hedge against a decline in commodity prices. Other, net (expense) during fiscal 2005 consisted of net realized and unrealized coffee trading losses of ($12,992,000), offset by net gains on other investments.

As a result of the forgoing factors, net income for fiscal 2006 was $4,756,000 as compared to a net loss of ($5,427,000) in fiscal 2005. Net income per common share was $0.34 in fiscal 2006 as compared to a net loss per common share of ($0.40) in fiscal 2005.

Fiscal Years Ended June 30, 2005 and 2004

Net sales in fiscal 2005 increased $4,831,000 or 2% to $198,420,000 from $193,589,000 in fiscal 2004, primarily because of higher sales prices of roast coffee. During fiscal 2005 we initiated a number of programs intended to improve sales. In an effort to advance our image more clearly and aggressively with current and potential customers we redesigned our merchandising and point of sale materials and set an aggressive trade show schedule with a newly designed booth. We assembled a team of sales professionals drawn from the ranks of our route sales organization to solicit new large customer accounts. We developed some new products that we believe will appeal to both new and existing customers.

Cost of goods sold in fiscal 2005 increased 16% to $82,964,000 or 42% of sales, as compared to $71,405,000, or 37% of sales, in fiscal 2004. A volatile, sustained increase in green coffee prices in the second and third quarters of fiscal 2005 resulted in a decrease in profit margins on roast coffee during those periods. We attempt to pass on this cost increase to our customers through higher roast coffee prices, but sales price increases lag increases in green coffee costs, and our sales price increases did not take effect until June 2005. Additionally, volatile price increases cannot, because of competition and market conditions, always be passed on to our customers.

Selling, General and Administrative Expenses in fiscal 2005 increased 3% to $122,039,000 from $118,421,000 in fiscal 2004. This increase is primarily attributed to costs associated with the employee medical program, the cost of the ESOP, the project-related costs of our multi-year information systems project and consulting costs related to compliance with SOX Section 404 as summarized in the following table.

Principal Changes in Selling, General and Administrative Expenses

	June 30,	
	2005	2004
	(In thousands)	
Employee medical costs	$6,945	$6,091
ESOP	7,163	6,298
IT project expenses	3,035	3,400
IT project depreciation	3,228	1,467
SOX compliance	1,100	360

Another result of the dramatic increase in green coffee costs during fiscal 2005 was a realized loss on green coffee futures and options used by the Company to hedge against a decline in commodity prices. Total other (expense) was ($4,746,000) in fiscal 2005 as compared to Total other income of $12,219,000 in fiscal 2004. Other, net (expense) was ($10,887,000) for fiscal 2005 as compared to Other, net income of $6,305,000 for fiscal 2004.

Higher green coffee prices during fiscal 2005 resulted in a decrease in the value of green coffee futures and options used by the Company to hedge against a decline in commodity prices. Other, net (expense) income during fiscal 2005 included realized coffee trading gains of $3,655,000 offset by realized coffee trading losses of ($16,764,000).

Rising interest rates resulted in increased interest income in fiscal 2005, but the January 2004 purchase of $111 million of Company stock from the Crowe family reduced the amount available for investment in fiscal 2005, as compared to fiscal 2004. In addition, Other, net income in fiscal 2004 included $5,778,000 of non-recurring income.

As a result of the forgoing factors the net loss for fiscal 2005 was ($5,427,000) as compared to net income $12,687,000 for fiscal 2004. Net loss per common share was ($0.40) in fiscal 2005 as compared to net income per common share of $0.81 in fiscal 2004.

Contractual Obligations

The following table contains supplemental information regarding total contractual obligations as of June 30, 2006.

	Total	Less Than One Year	2-3 Years	4-5 Years	More Than 5 years
			(In thousands)		
Operating lease obligations....	$1,551	$739	$685	$127	—


10-K

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Item 7A. Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market value risk arising from changes in interest rates on our securities portfolio. Our portfolio of investment grade money market instruments can include at any given time discount commercial paper, medium term notes, federal agency issues and treasury securities. As of June 30, 2006, over 90% of these funds were invested in U.S. Treasury securities and approximately 43% of these issues have maturities shorter than 90 days. This portfolio's interest rate risk is not hedged and its average maturity is approximately 80 days. A 100 basis point move in the general level of interest rates would result in a change in the market value of the portfolio of approximately $1,150,000.

Our portfolio of preferred securities includes investments in derivatives that provide a natural economic hedge of interest rate risk. We review the interest rate sensitivity of these securities and (a) enter into "short positions" in futures contracts on U.S. Treasury securities or (b) hold put options on such futures contracts in order to reduce the impact of certain interest rate changes on such preferred stocks. Specifically, we attempt to manage the risk arising from changes in the general level of interest rates. We do not transact in futures contracts or put options for speculative purposes.

The following table demonstrates the impact of varying interest rate changes based on the preferred stock holdings, futures and options positions, and market yield and price relationships at June 30, 2006. This table is predicated on an instantaneous change in the general level of interest rates and assumes predictable relationships between the prices of preferred securities holdings, the yields on U.S. Treasury securities and related futures and options.

The number and type of futures and options contracts entered into depends on, among other items, the specific maturity and issuer redemption provisions for each preferred stock held, the slope of the Treasury yield curve, the expected volatility of U.S. Treasury yields, and the costs of using futures and/or options.

Interest Rate Changes	Market Value at June 30, 2006 Preferred Securities	Futures and Options	Total Portfolio	Change in Market Value of Total Portfolio
		(In thousands)		
−150 basis points	$68,248	$ 0	$68,248	$5,440
−100 basis points	$66,355	$ 2	$66,357	$3,549
Unchanged	$61,716	$1,092	$62,808	$ 0
+100 basis points	$56,475	$5,880	$62,355	$ (453)
+150 basis points	$53,907	$8,804	$62,711	$ (97)

Commodity Price Risk

We are exposed to commodity price risk arising from changes in the market price of green coffee. We price our inventory on the LIFO basis. In the normal course of business we hold a large green coffee inventory and enter into forward commodity purchase agreements with suppliers. We are subject to price risk resulting from the volatility of green coffee prices. Volatile price increases cannot, because of competition and market conditions, always be passed on to our customers. From time to time the Company will hold a mix of futures contracts and options to help hedge against volatile green coffee price decreases. Gains and losses on these derivative instruments are realized immediately in Other, net (expense) income.

On June 30, 2006 we had no open hedge derivative contracts, and our entire exposure to commodity risk was in the potential change of our inventory value resulting from changes in the market price of green coffee.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Farmer Bros. Co. and Subsidiary

We have audited the accompanying consolidated balance sheets of Farmer Bros. Co. and Subsidiary as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmer Bros. Co. and Subsidiary at June 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Farmer Bros. Co. and Subsidiary's internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 7, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
September 7, 2006

10-K

FARMER BROS. CO.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

	June 30, 2006	June 30, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,333	$ 9,814
Short term investments	176,336	171,055
Accounts and notes receivable, net	13,250	15,485
Inventories	45,008	41,086
Income tax receivable	—	4,064
Deferred income taxes	3,300	—
Prepaid expenses	3,581	3,715
Total current assets	$246,808	$245,219
Property, plant and equipment, net	46,385	42,671
Other assets	17,427	21,268
Deferred income taxes	6,617	5,765
Total assets	$ 317,237	$314,923
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,197	$ 7,852
Accrued payroll expenses	6,235	7,590
Deferred income taxes	—	321
Other	6,146	4,930
Total current liabilities	$ 16,578	$ 20,693
Accrued postretirement benefits	$ 31,436	$ 29,344
Total liabilities	$ 48,014	$ 50,037
Commitments and contingencies		
Stockholders' equity:		
Common stock, $1.00 par value, authorized 25,000,000 shares; 16,075,080 issued and outstanding	$ 16,075	$ 16,075
Additional paid-in capital	31,518	32,292
Retained earnings	271,733	272,791
Unearned ESOP shares	(50,103)	(55,415)
Less accumulated comprehensive loss	—	(857)
Total stockholders' equity	$ 269,223	$264,886
Total liabilities and stockholders' equity	$ 317,237	$314,923

The accompanying notes are an integral part of these financial statements.

FARMER BROS. CO.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data)

	Years ended June 30,		
	2006	2005	2004
Net sales	$ 207,453	$ 198,420	$ 193,589
Cost of goods sold	84,910	82,964	71,405
Gross profit	$ 122,543	$ 115,456	$ 122,184
Selling expense	100,354	92,112	92,029
General and administrative expenses	25,154	29,927	26,392
Operating expenses	$ 125,508	$ 122,039	$ 118,421
(Loss) income from operations	$ (2,965)	$ (6,583)	$ 3,763
Other income (expense):			
Dividend income	3,597	3,420	3,396
Interest income	4,445	2,721	2,518
Other, net (expense) income	(1,072)	(10,887)	6,305
Total other income (expense)	$ 6,970	$ (4,746)	$ 12,219
Income (loss) before taxes	4,005	(11,329)	15,982
Income tax (benefit) expense	(751)	(5,902)	3,295
Net income (loss)	$ 4,756	$ (5,427)	$ 12,687
Net income (loss) per common share	$ 0.34	$ (0.40)	$ 0.81
Weighted average shares outstanding	13,890,609	13,653,420	15,576,450

The accompanying notes are an integral part of these financial statements.

FARMER BROS. CO.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years ended June 30,		
	2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$ 4,756	$ (5,427)	$ 12,687
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	8,963	8,396	7,098
Deferred income taxes	(5,001)	(3,510)	(1,536)
Gain on sales of assets	(396)	(100)	(94)
ESOP compensation expense	4,538	6,171	5,516
Net loss (gain) on investments	2,301	11,571	(706)
Change in operating assets and liabilities:			
Short term investments	(7,582)	(5,723)	(12,914)
Accounts and notes receivable	2,235	(777)	(759)
Inventories	(3,922)	(5,507)	(877)
Income tax receivable	4,064	(3,656)	2,470
Prepaid expenses and other assets	5,056	(637)	4,064
Accounts payable	(3,655)	(1,737)	6,268
Accrued payroll, expenses and other liabilities	(139)	920	(762)
Accrued postretirement benefits	2,396	2,126	2,285
Other long term liabilities	—	—	(5,570)
Total adjustments	$ 8,858	$ 7,537	$ 4,483
Net cash provided by operating activities	$ 13,614	$ 2,110	$ 17,170
Cash flows from investing activities:			
Purchases of property, plant and equipment	(12,840)	(8,832)	(7,683)
Proceeds from sales of property, plant and equipment	559	165	132
Net cash used in investing activities	$(12,281)	$ (8,667)	$ (7,551)
Cash flows from financing activities:			
Dividends paid	(5,814)	(5,436)	(5,621)
ESOP contributions	—	—	(32,412)
Proceeds from sale of short term investments	—	—	111,161
Purchase of capital stock	—	—	(111,161)
Sale of capital stock	—	—	31,235
Net cash used in financing activities	$ (5,814)	$ (5,436)	$ (6,798)
Net (decrease) increase in cash and cash equivalents	$ (4,481)	$(11,993)	$ 2,821
Cash and cash equivalents at beginning of year	9,814	21,807	18,986
Cash and cash equivalents at end of year	$ 5,333	$ 9,814	$ 21,807

The accompanying notes are an integral part of these financial statements.

FARMER BROS. CO.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share and per share data)

	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Other Comprehensive Income (Loss)	Total
Balance at June 30, 2003	1,926,414	$ 1,926	$ 18,798	$ 382,831	$(33,364)	$(1,046)	$ 369,145
Comprehensive income							
Net income				12,687			12,687
Minimum pension liability						309	309
Total comprehensive income							12,996
Dividends ($3.80 per share)				(5,621)			(5,621)
ESOP contributions					(32,412)		(32,412)
ESOP compensation expense			1,282		4,234		5,516
Purchase capital stock	(443,845)	(444)	(4,474)	(106,243)			(111,161)
Issue capital stock	124,939	125	31,110				31,235
Stock dividend	14,467,572	14,468	(14,468)				0
Balance at June 30, 2004	16,075,080	$16,075	$ 32,248	$ 283,654	$(61,542)	$ (737)	$ 269,698
Comprehensive income							
Net loss				(5,427)			(5,427)
Minimum pension liability						(120)	(120)
Total comprehensive income							(5,547
Dividends ($0.40 per share)				(5,436)			(5,436)
ESOP compensation expense			44		6,127		6,171
Balance at June 30, 2005	16,075,080	$16,075	$ 32,292	$ 272,791	$(55,415)	$ (857)	$ 264,886
Comprehensive income							
Net income				4,756			4,756
Minimum pension liability						857	857
Total comprehensive income							5,613
Dividends ($0.42 per share)				(5,814)			(5,814)
ESOP compensation expense			(774)		5,312		4,538
Balance at June 30, 2006	16,075,080	$16,075	$ 31,518	$ 271,733	$(50,103)	$ 0	$ 269,223

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Organization

The Company, which operates in one business segment, is in the business of roasting, packaging, and distributing coffee and allied products through direct sales to restaurants, hotels, hospitals, convenience stores and fast food outlets. The Company's products are distributed by its selling divisions from branch warehouses located in most large cities throughout the western United States.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary FBC Finance Company. All inter-company balances and transactions have been eliminated.

Financial Statement Preparation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less to be cash equivalents. Fair values of cash equivalents approximate cost due to the short period of time to maturity.

Investments

The Company's investments consist of marketable debt and equity securities, money market instruments and various derivative instruments, primarily exchange traded treasury futures and options, green coffee forward contracts and commodity purchase agreements. All such derivative instruments not designated as accounting hedges are marked to market and changes are recognized in current earnings. At June 30, 2006 and 2005 no derivative instruments were designated as accounting hedges. The fair value of derivative instruments is based upon broker quotes. The cost of investments sold is determined on the specific identification method. Dividend and interest income is accrued as earned.

Concentration of Credit Risk

At June 30, 2006, the financial instruments which potentially expose the Company to concentrations of credit risk consist of cash in financial institutions (which exceeds federally insured limits), cash equivalents (principally commercial paper), short term investments, investments in the preferred stocks of other companies and trade receivables. Cash equivalents and short term investments are not concentrated by issuer, industry or geographic area. Maturities are generally shorter than 180 days. Other investments are in U.S. government securities. Investments in the preferred stocks of other companies are limited to high quality issuers and are not concentrated by geographic area or issuer. Concentration of credit risk with respect to trade receivables for the Company is limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographic areas. The trade receivables are short term, and all probable bad debt losses have been appropriately considered in establishing the allowance for doubtful accounts.

Inventories

Inventories are valued at the lower of cost or market. Costs of coffee and allied products are determined on the last in, first out (LIFO) basis. Costs of coffee brewing equipment manufactured are accounted for on the first in, first out (FIFO) basis.

Property, Plant and Equipment

Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method. The following useful lives are used:

Building and facilities	10 to 30 years
Machinery and equipment	3 to 5 years
Office furniture and equipment	5 years
Capitalized software	3 years

When assets are sold or retired the asset and related depreciation allowance are eliminated from the records and any gain or loss on disposal is included in operations. Maintenance and repairs are charged to expense, and betterments are capitalized.

Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. A valuation allowance is recorded, if necessary, to reduce deferred tax assets to an amount management believes is more likely than not to be realized.

Revenue Recognition

Products are sold and delivered to the Company's customers at their places of business by the Company's route sales employees. Revenue is recognized at the time the Company's sales representatives physically deliver products to customers and title passes.

Net Income (Loss) Per Share

Net income (loss) per share has been computed in accordance with SFAS Statement No. 128, "Earnings per Share" excluding unallocated shares held by the Company's Employee Stock Ownership Plan (see Note 7). The Company has no dilutive shares for any of the three fiscal years in the period ended June 30, 2006. Accordingly, the consolidated financial statements present only basic net income (loss) per share. A ten-for-one stock split in the form of a one-time stock dividend became effective May 10, 2004. All share and per share amounts used in calculating net income (loss) per share have been restated to reflect the split.

Employee Stock Ownership Plan ("ESOP")

The ESOP is accounted for in accordance with AICPA Statement of Position ("SOP") 93-6. SOP 93-6 recognizes that the ESOP is a form of compensation. Compensation cost is based on the fair market value of shares released or deemed to be released for the period. Dividends on allocated shares retain the character of true dividends, but dividends on unallocated shares are considered compensation cost. As a leveraged ESOP with the Company as lender, a contra equity account is established to offset the Company's note receivable. The contra account will change as compensation is recognized. Repurchase liability is disclosed as the current value of allocated shares.

Long-Lived Assets

When there are indicators of impairment, the Company reviews the recoverability of its long-lived assets as required by Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. The Company has determined that no indicators of impairment of long-lived assets existed as of or during the fiscal year ended June 30, 2006.

Shipping and Handling Costs

The Company distributes its products directly to its customers and shipping and handling costs are recorded as Company selling expenses.

Collective Bargaining Agreements

Certain Company employees are subject to collective bargaining agreements. The duration of these agreements extend from 2007 to 2010.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

New Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB")issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FAS 109, Accounting for Income Taxes ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 no later than July 1, 2007, as required. The cumulative effect of adopting FIN 48, if any, will be recorded in retained earnings and other accounts as applicable. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt this Statement effective July 1, 2006, and does not expect the adoption to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Investments and Derivative Instruments

The Company purchases various derivative instruments as investments or to create economic hedges of its interest rate risk and commodity price risk. At June 30, 2006 and 2005, derivative instruments are not designated as accounting hedges as defined by SFAS No. 133. The fair value of derivative instruments is based upon broker quotes. The Company records unrealized gains and losses on trading securities and changes in the market value of certain coffee contracts meeting the definition of derivatives in other income and expense.

Investments, consisting of marketable debt and equity securities and money market instruments, are held for trading purposes and are stated at fair value.

Investments at June 30, are as follows:

	2006	2005
	(In thousands)	
Trading securities at fair value		
U.S. Treasury Obligations	$113,502	$109,134
Preferred Stock	61,716	61,660
Futures, options and other derivatives	1,092	239
Other	26	22
	$176,336	$171,055

Gains and losses, both realized and unrealized, are included in other income and expense. Gross realized gains/losses at June 30, are as follows:

	2006	2005	2004
		(In thousands)	
Gains	$ 5,071	$ 5,599	$12,259
Losses	$(1,660)	$(21,112)	$ (6,955)

Note 3. Allowance for Doubtful Accounts

Doubtful accounts at June 30, are as follows:

	2006	2005
	(In thousands)	
Balance at beginning of year	$ 310	$ 345
Additions	107	194
Deductions	(152)	(229)
Balance at end of year	$ 265	$ 310

Note 4. Inventories

June 30, 2006	Processed	Unprocessed	Total
		(In thousands)	
Coffee	$ 4,949	$12,735	$17,684
Allied products	15,556	4,487	20,043
Coffee brewing equipment	1,528	5,753	7,281
	$22,033	$22,975	$45,008

June 30, 2005	Processed	Unprocessed	Total
Coffee	$ 4,888	$12,568	$17,456
Allied products	12,860	5,478	18,338
Coffee brewing equipment	2,081	3,211	5,292
	$19,829	$21,257	$41,086

Current cost of coffee and allied products inventories is greater than the LIFO cost by approximately $18,750,000 and $16,506,000 as of June 30, 2006 and 2005, respectively.

The change in the Company's green coffee and allied product inventories during fiscal 2006, 2005, and 2004 resulted in LIFO (increments)/decrements which had the effect of (decreasing)/increasing (loss)/income before taxes for those years by ($971,000), ($1,747,000) and ($499,000), respectively.

Note 5. Property, Plant and Equipment

	2006	2005
	(In thousands)	
Buildings and facilities	$ 47,561	$ 42,757
Machinery and equipment	50,375	49,642
Capitalized software costs	14,318	12,689
Office furniture and equipment	6,824	6,301
	$119,078	$111,389
Accumulated depreciation	(79,166)	(74,865)
Land	6,473	6,147
Total property plant and equipment	$ 46,385	$ 42,671

Maintenance and repairs charged to expense for the years ended June 30, 2006, 2005 and 2004 were $12,112,000, $10,719,000 and $11,151,000, respectively.

Note 6. Employee Benefit Plans

The Company provides pension plans for most full time employees. Generally the plans provide benefits based on years of service and/or a combination of years of service and earnings. Retirees are also eligible for medical and life insurance benefits.

Union Pension Plans

The Company contributes to two multi-employer defined benefit plans for certain union employees. The contributions to these multi-employer pension plans were approximately $2,400,000, $2,278,000 and $2,114,000 for the years ended June 30, 2006, 2005 and 2004, respectively.

Company Pension Plans

The Company has a defined benefit plan for all employees not covered under a collective bargaining agreement (Farmer Bros. Co. Plan) and defined benefit pension plan (Brewmatic Co. Plan) for certain hourly employees covered under a collective bargaining agreement. All assets and benefit obligations were determined using a measurement date of June 30, 2006.

Disclosure for the Company Pension Plans

	Years ended June 30 2006	Years ended June 30 2005
	(In thousands)	
Change in benefit obligation		
Benefit obligation at the beginning of the year	$86,841	$69,516
Service cost	2,815	2,117
Interest cost	4,510	4,284
Plan participants contributions	235	189
Amendments	0	0
Actuarial (gain)/loss	(9,653)	14,358
Benefits paid	(3,397)	(3,623)
Benefit obligation at the end of the year	$81,351	$86,841
Change in plan assets		
Fair value in plan assets at the beginning of the year	$84,457	$79,387
Actual return on plan assets	7,337	8,484
Employer contributions	24	20
Plan participants contributions	235	189
Benefits paid	(3,397)	(3,623)
Fair value in plan assets at the end of the year	$88,656	$84,457
Funded status	$ 7,305	$ (2,385)
Unrecognized net asset	0	0
Unrecognized actuarial loss	9,321	20,692
Unrecognized prior service cost	302	366
Net amount recognized	$16,928	$18,673

	Years ended June 30 2006	Years ended June 30 2005
	(In thousands)	
Amounts recognized in the consolidated balance sheet		
Prepaid benefit cost	$16,928	$17,291
Accrued benefit liability	—	(304)
Intangible asset	—	301
Accumulated other comprehensive income	—	1,385
Net amount recognized	$16,928	$18,673

10-K

The accumulated benefit obligation for the Farmer Bros. Co. Plan was $71,896,000 and $74,826,000 as of June 30, 2006 and June 30, 2005, respectively. The accumulated benefit obligation for the Brewmatic Co. Plan was $3,457,000 and $3,888,000 as of June 30, 2006 and June 30, 2005, respectively.

	Years ended June 30	
	2006	2005
	(In thousands)	
Accumulated benefit obligation	$75,144	$78,714
Components of net periodic benefit cost		
Service cost	$ 2,814	$ 2,117
Interest cost	$ 4,510	$ 4,284
Expected return on plan assets	$ (6,624)	$ (6,238)
Amortization of prior service cost	$ 63	$ 184
Amortization of net (gain)/loss	$ 1,006	$ 70
Net periodic benefit cost	$ 1,769	$ 418

Estimated future benefit payments for years ended June 30,

	(In thousands)
2007	$ 3,750
2008	$ 3,940
2009	$ 4,120
2010	$ 4,320
2011	$ 4,630
years 2012 - 2016	$28,420

These amounts are based on current data and assumptions and reflect expected future service, as appropriate.

The Company expects to make no contributions to the Farmer Bros. Co. Plan in fiscal 2007, but expects to contribute approximately $25,000 to the Brewmatic Co. Plan in fiscal 2007.

Farmer Bros. Co. Plan

Assumptions:

Weighted average assumptions used to determine benefit obligations at June 30

	2006	2005
Discount rate	6.25%	5.30%
Rate of compensation increase	3.50%	3.50%

Weighted average assumptions used to determine net periodic benefit cost for years ended June 30

	2006	2005
Discount rate	5.30%	6.30%
Rate of return on assets	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%

Brewmatic Co. Plan

Assumptions:

Weighted average assumptions used to determine benefit obligations at June 30

	2006	2005
Discount rate	6.25%	5.30%
Rate of compensation increase	N/A	N/A

Weighted average assumptions used to determine net periodic benefit cost for years ended June 30

	2006	2005
Discount rate	5.30%	6.30%
Rate of return on assets	8.00%	8.00%
Rate of compensation increase	N/A	N/A

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	2006	2005
	(In thousands)	
Projected benefit obligation	$ 3,457	$3,888
Accumulated benefit obligation	$ 3,457	$3,888
Fair value of plan assets	$ 3,697	$3,583
(Decrease) increase in minimum liability included in other comprehensive income	$(1,385)	$ 181

To develop the expected long term rate of return on asset assumption the Company considers the current level of returns on long term bonds and equities, the level of risk associated with each asset class and the expectations for future returns of each asset class. The long-term return on asset assumption for our plans is 8% for the years ended June 30, 2006 and 2005.

Plan Assets

The tables below detail assets by category for the Company's pension plans.

Percent of Plan Assets

Asset Categories	Farmer Bros. Plan As of June 30, 2006	Farmer Bros. Plan As of June 30, 2005	Brewmatic Plan As of June 30, 2006	Brewmatic Plan As of June 30, 2005
Equity securities	69%	86%	69%	90%
Debt securities	22%	14%	22%	10%
Real estate	9%	0%	9%	0%
	100%	100%	100%	100%

Description of Investment Policy

Our investment strategy for employee benefit plans is to build an efficient, well-diversified portfolio based on a long-term, strategic outlook of the investment markets. The investment markets outlook utilizes both the historical-based and forward-looking return forecasts to establish future return expectations for various asset classes. These return expectations are used to develop a core asset allocation based on the specific needs of each plan. The core asset allocation utilizes multiple investment managers in order to maximize the plan's return while minimizing risk.

Target Plan Asset Allocation

	2006
Equity securities	67.5%
Debt securities	24.0%
Real estate	8.5%
Total	100.0%

Defined Contribution Plans

The Company also has defined contribution plans for all eligible employees. No Company contributions have been made nor are any required to be made to these defined contribution plans.

Post Retirement Benefits

The Company sponsors defined benefit postretirement medical and dental plans that cover non-union employees and retirees, and certain union locals. The plan is contributory and retiree contributions are fixed at a current level. The plan is not funded.

The following weighted average assumptions were used to determine the benefit obligations and the net periodic benefit cost.

Weighted average assumptions used to determine benefit obligation at June 30,

	2006	2005
Discount rate	6.25%	5.30%
Rate of compensation increase		
Initial medical rate trend	9.00%	10.00%
Ultimate medical trend rate	5.50%	5.50%
Number of years from initial to ultimate trend rate	6	6
Initial dental/vision trend rate	6.50%	7.00%
Ultimate dental/vision trend rate	5.50%	5.50%

Reconciliation of funded status.

	2006	2005
	(In thousands)	
Accumulated post retirement benefit obligation ("APBO")		
Actives not eligible to rehire	$(10,625)	$(12,887)
Actives eligible to rehire	(7,269)	(9,230)
Retirees	(11,955)	(11,539)
Total APBO*	$(29,849)	$(33,656)
Fair market value of assets	$ 0	$ 0
Funded status	$(29,849)	$(33,656)
Unrecognized transition obligation	0	0
Unrecognized prior service cost	7,380	1,046
Unrecognized cumulative net loss	(8,967)	3,570
Accrued post retirement benefit cost as of June 30	$(31,436)	$(29,041)
Retiree medical claims paid	$ 1,214	$ 1,012

* The APBO reflects the recognition of an estimate of the subsidy available under Medicare Part D in accordance with FASB Staff Position No. FAS 106-2 ("FSP FAS 106-2"). This change decreased the APBO by $2,132,000 as of June 30, 2005.

SFAS No. 106, as amended by SFAS No. 132, also requires the disclosure of the effects of a 1% increase and decrease in the health care inflation trend assumption on the accumulated postretirement benefit obligation and net periodic service and interest cost. These results are shown below.

	Plan Year Results	Effect of 1% Increase	Effect of 1% Decrease
		(In thousands)	
Accumulated postretirement benefit obligation as of June 30, 2006	$29,849	$2,510	$(2,105)
Service cost for plan year ended June 30, 2006	$ 1,269	$ 177	$ (137)
Interest for plan year ended June 30, 2006	$ 1,650	$ 145	$ (120)

Presented below is the change in the accumulated postretirement benefit obligation from the prior year.

	2006	2005
	(In thousands)	
Accumulated postretirement benefit obligation beginning of year	$ 33,656	$29,590
Service cost	1,269	1,140
Interest cost	1,651	1,815
Actuarial loss or (gain)	(12,688)	4,255
Benefits paid	(1,214)	(1,012)
Plan change	7,175	—
Change due to Medicare Part D subsidy*	—	(2,132)
Accumulated postretirement benefit obligation as of end of year	$ 29,849	$33,656

* Recognized in accordance with FSP FAS 106-2.

Presented below is the change in the fair value of assets from the prior year.

	2006	2005
	(In thousands)	
Fair value of plan assets at the beginning of the year	$ 0	$ 0
Actual return on plan assets	0	0
Company contributions	1,214	1,012
Plan participants contributions	253	216
Benefit paid	(1,467)	(1,228)
Fair value of plan assets at the end of the year	$ 0	$ 0

Presented below is a table of projected benefit payments from the plan, net of expected retiree contributions.

Years ended June 30,	With Medicare Part D Subsidy	Without Medicare Part D Subsidy	Medicare Part D Subsidy
		(In thousands)	
2007	$ 1,592	$ 1,689	$ 97
2008	$ 1,774	$ 1,884	$110
2009	$ 1,918	$ 2,042	$124
2010	$ 2,125	$ 2,259	$133
2011	$ 2,205	$ 2,350	$145
2012-2016	$12,808	$13,633	$825

Expected 2007 benefit payments (net of retiree contributions): $1,458,000.

Note 7. Employee Stock Ownership Plan

The Farmer Bros. Co. Employee Stock Ownership Plan (ESOP) was established in 2000 to provide benefits to all employees. The plan is a leveraged ESOP in which Company is the lender. The loan will be repaid from the Company's discretionary plan contributions over a fifteen year term with a variable rate of interest, 6.85% at June 30, 2006.

	As of and for the years ended June 30,		
	2006	2005	2004
Loan amount (in thousands)	$54,441	$59,242	$ 64,567
Shares purchased	—	—	1,286,430

Shares are held by the plan trustee for allocation among participants as the loan is repaid. The unencumbered shares are allocated to participants using a compensation-based formula. Subject to vesting requirements, allocated shares are owned by participants and shares are held by the plan trustee until the participant retires.

The Company reports compensation expense equal to the fair market price of shares committed to be released to employees in the period in which they are committed. The cost of shares purchased by the ESOP which have not been committed to be released or allocated to participants are shown as a contra-equity account "Unearned ESOP Shares" and are excluded from earnings per share calculations.

During the fiscal years ended June 30, 2006, 2005 and 2004 the Company charged $5,312,000, $6,127,000 and $4,234,000 to compensation expense related to the ESOP. The difference between cost and fair market value of committed to be released shares, which was ($774,000), $44,000 and $1,282,000 for the years ended June 30, 2006, 2005 and 2004, respectively, is recorded as additional paid-in capital.

	June 30, 2006	June 30, 2005
Allocated shares	846,737	636,572
Committed to be released shares	119,440	119,434
Unallocated shares	2,019,839	2,242,671
Total ESOP shares	2,986,016	2,998,677
	(In thousands)	
Fair value of ESOP shares	$64,737	$66,751

Note 8. Income Taxes

The current and deferred components of the provision for income taxes consist of the following:

	June 30, 2006	2005	2004
	(In thousands)		
Current federal	$ 3,124	$(1,703)	$ 4,753
Current state	1,126	(689)	78
Total current provision	$ 4,250	$(2,392)	$ 4,831
Deferred federal	$(4,338)	$(1,165)	$(1,402)
Deferred state	(663)	(2,345)	(134)
Total deferred provision	$(5,001)	$(3,510)	$(1,536)
Total tax provision	$ (751)	$(5,902)	$ 3,295

A reconciliation of the provision for income taxes to the statutory federal income tax expense is as follows:

	June 30, 2006	2005	2004
	(In thousands)		
Federal statutory tax rate	34%	34%	35%
Income tax expense (benefit) at statutory rate	$ 1,362	$(3,852)	$ 5,594
State income tax (net federal tax benefit)	206	(696)	831
Life insurance proceeds	0	0	(1,476)
Dividend income exclusion	(849)	(819)	(821)
Valuation allowance	(1,379)	1,379	0
Change in contingency reserve	406	(2,492)	(896)
Other (net)	(497)	578	63
	$ (751)	$(5,902)	$ 3,295
Income taxes paid	$ 2,301	$ 2,356	$ 3,443

The primary components of temporary differences which give rise to the Company's net deferred tax assets are as follows:

	June 30, 2006	June 30, 2005
	(In thousands)	
Deferred tax assets:		
Postretirement benefits	$ 12,187	$ 11,664
Accrued liabilities	3,266	3,121
Capital loss carry forwards	2,807	4,427
Other	1,808	780
Total deferred tax assets	$ 20,068	$ 19,992
Deferred tax liabilities:		
Pension assets	$ (6,563)	$ (7,040)
Unrealized gain on investments	(449)	(2,759)
Other	(3,139)	(3,370)
Total deferred tax liabilities	$(10,151)	$(13,169)
Valuation allowance	0	(1,379)
Net deferred tax assets	$ 9,917	$ 5,444

The Company has approximately $6.8 million and $12.0 million of federal and state capital loss carry forwards, respectively, that will expire on June 30, 2010, unless previously utilized. During the year ended June 30, 2006, the valuation allowance related to the capital loss carry forwards has been released as management believes realization is more likely than not based upon projected generation of capital gains prior to the expiration of the carry forward period, based on facts and circumstances at this time.

Note 9. Other Current Liabilities

Other current liabilities consist of the following:

	June 30, 2006	June 30, 2005
	(In thousands)	
Accrued workers' compensation liabilities	$4,052	$2,725
Dividends payable	1,688	1,608
Other (including net taxes payable)	406	597
	$6,146	$4,930

Note 10. Commitments and Contingencies

The Company incurred rent expense of approximately $907,000, $779,000 and $753,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively, and is obligated under leases for branch warehouses. Some leases have renewal options that allow the Company, as lessee, to extend the lease at the Company's option for one or two years at a pre-agreed rental rate. The Company also has operating leases for computer hardware with terms that do not exceed three years.

Future minimum lease payments for future fiscal years are as follows:

	(In thousands)
2007	$ 739
2008	448
2009	237
2010	106
2011	21
Total	$1,551

The Company is a party to various pending legal and administrative proceedings. It is management's opinion that the outcome of such proceedings will not have a material impact on the Company's financial position, results of operations, or cash flows.

Note 11. Quarterly Financial Data (Unaudited)

	September 30 2005	December 31 2005	March 31 2006	June 30 2006
	(In thousands except share data)			
Net sales	$48,424	$54,950	$53,561	$50,518
Gross profit	$28,885	$33,154	$32,039	$28,465
(Loss) income from operations	$ (1,124)	$ 3,149	$ 67	$ (5,057)
Net (loss) income	$ (1,079)	$ 4,164	$ 2,463	$ (792)
Net (loss) income per common share	$ (0.08)	$ 0.30	$ 0.18	$ (0.06)

	September 30 2004	December 31 2004	March 31 2005	June 30 2005
Net sales	$46,708	$51,220	$50,271	$50,221
Gross profit	$29,239	$30,298	$29,343	$26,576
Income (loss) from operations	$ 1,002	$ 699	$ (2,167)	$ (6,117)
Net income (loss)	$ 1,497	$ (4,068)	$ 856	$ (3,712)
Net income (loss) per common share	$ 0.11	$ (0.30)	$ 0.06	$ (0.27)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosures.

As of June 30, 2006 our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures pursuant to Rules 13(a)-15(e) and 15(d)-15(e) promulgated under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of June 30, 2006, our disclosure controls and procedures were (1) designed to ensure that material information relating to our Company is accumulated and made known to our management, including our Chief Executive Officer and Chief Financial Officer, in a timely manner, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management believes, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control deficiencies and instances of fraud, if any, within a company have been detected.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2006.

Ernst & Young LLP, an independent registered public accounting firm, has audited our management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2006, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) during our fiscal quarter ended June 30, 2006, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Farmer Bros. Co. and Subsidiary

We have audited management's assessment, included in the accompanying "Management Report on Internal Control over Financial Reporting," that Farmer Bros. Co. and Subsidiary maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Farmer Bros. Co. and Subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Farmer Bros. Co. and Subsidiary maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Farmer Bros. Co. and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2006 of Farmer Bros. Co. and Subsidiary and our report dated September 7, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
September 7, 2006

10-K

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2006.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended June 30, 2006, its officers, directors and ten percent shareholders complied with all applicable Section 16(a) filing requirements, with the exception of those filings listed in the Registrant's Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2006.

Item 11. Executive Compensation

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2006.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2006.

Item 13. Certain Relationships and Related Transactions

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2006.

Item 14. Principal Accountant Fees and Services

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2006.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of Financial Statements and Financial Statement Schedules:

1. Financial Statements included in Item 8:

   Consolidated Balance Sheets as of June 30, 2006 and 2005.

   Consolidated Statements of Operations for the Years Ended June 30, 2006, 2005 and 2004.

   Consolidated Statements of Cash Flows for the Years Ended June 30, 2006, 2005 and 2004.

   Consolidated Statements of Stockholders' Equity For the Years Ended June 30, 2006, 2005 and 2004.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedules: Financial Statement Schedules are omitted as they are not applicable, or the required information is given in the consolidated financial statements and notes thereto.

3. The exhibits to this Annual Report on Form 10-K are listed on the accompanying index to exhibits and are incorporated herein by reference or are filed as part of the Annual Report on Form 10-K.

Each management contract or compensation plan required to be filed as an exhibit is identified by an asterisk (*).

(b) Exhibits: See Exhibit Index

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMER BROS. CO.

By: /s/ GUENTER W. BERGER
Guenter W. Berger,
Chairman and Chief Executive Officer
Date: September 11, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ GUENTER W. BERGER Guenter W. Berger	Chairman and Chief Executive Officer (principal executive officer)	September 11, 2006
/s/ JOHN E. SIMMONS John E. Simmons	Treasurer and Chief Financial Officer (principal financial and accounting officer)	September 11, 2006
/s/ LEWIS A. COFFMAN Lewis A. Coffman	Director	September 11, 2006
/s/ JOHN H. MERRELL John H. Merrell	Director	September 11, 2006
/s/ THOMAS A. MALOOF Thomas A. Maloof	Director	September 11, 2006
/s/ JOHN SAMORE, JR. John Samore, Jr.	Director	September 11, 2006
/s/ CAROL FARMER WAITE Carol Farmer Waite	Director	September 11, 2006
/s/ KENNETH R. CARSON Kenneth R. Carson	Director	September 11, 2006

EXHIBIT INDEX

3.1	Certificate of Incorporation (filed as an exhibit to the Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).
3.2	Amended and Restated Bylaws (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on June 8, 2006 and incorporated herein by reference).
4.1	Certificate of Designations of Series A Junior Participating Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 17, 2005 and incorporated herein by reference).
4.2	Rights Agreement dated March 17, 2005 by and between Farmer Bros. Co. and Wells Fargo Bank, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 17, 2005 and incorporated herein by reference).
10.1	The Farmer Bros. Co. Pension Plan for Salaried Employees (filed as an exhibit to the Form 10-K for the year ended June 30, 2002 and incorporated herein by reference).*
10.2	The Farmer Bros. Co. Incentive Compensation Plan (filed as an exhibit to the Form 10-K for the year ended June 30, 2002 and incorporated herein by reference).*
10.3	Farmer Bros. Co. 2005 Incentive Compensation Plan (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on October 12, 2005 and incorporated herein by reference).*
10.4	Form of Notification Letter Under Farmer Bros. Co. 2005 Incentive Compensation Plan (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on October 12, 2005 and incorporated herein by reference).*
10.5	Form of Award Letter (Fiscal 2006) under Farmer Bros. Co. 2005 Incentive Compensation Plan (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on August 30, 2006 and incorporated herein by reference).*
10.6	The Farmer Bros. Co. Employee Stock Ownership Plan (filed as an exhibit to the Form 10-K for the year ended June 30, 2002 and incorporated herein by reference).*
10.7	Farmer Bros. Co. Employee Stock Ownership Plan Amendment 2 (filed as an exhibit to the Form 10-Q for the quarter ended December 31, 2003 and incorporated herein by reference).*
10.8	Farmer Bros. Co. Employee Stock Ownership Plan Amendment 3 (filed as an exhibit to the Form 10-Q for the quarter ended December 31, 2003 and incorporated herein by reference).*
10.9	Loan Agreement dated July 21, 2003 between the Company and Wells Fargo Bank, Trustee of the Farmer Bros Co. Employee Stock Ownership Plan (filed as an exhibit to the Form 10-Q for the quarter ended December 31, 2003 and incorporated herein by reference).
10.10	Form of Change in Control Severance Agreements entered into with each of the following officers: Guenter Berger, Michael J. King and John E. Simmons (filed as an exhibit to the Form 10-Q for the quarter ended March 31, 2005 and incorporated herein by reference).*
10.11	Change in Control Severance Agreement (Laverty), dated as of June 2, 2006, by and between Farmer Bros. Co. and Roger M. Laverty III (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on June 8, 2006 and incorporated herein by reference).*

10.12 Employment Agreement, dated as of June 2, 2006, by and between Farmer Bros. Co. and Roger M. Laverty III (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 8, 2006 and incorporated herein by reference).*

10.13 Form of Indemnification Agreement for Directors and Officers of the Company (filed as Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2006 and incorporated herein by reference).*

21.1 Subsidiaries of the registrant. (filed as an exhibit to the Form 10-K for the year ended June 30, 2005 and incorporated herein by reference.)

31.1 Principal Executive Officer Certification Pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)

31.2 Principal Financial Officer Certification Pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)

32.1 Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith)

32.2 Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith)

99.1 List of properties. (filed herewith)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

DIRECTORS AND OFFICERS

FARMER BROS. CO. • 20333 SOUTH NORMANDIE AVENUE • TORRANCE, CALIFORNIA

DIRECTORS

GUENTER W. BERGER
Chairman and Chief Executive Officer
Farmer Bros. Co.

LEWIS A. COFFMAN
Vice President, Retired
Farmer Bros. Co.

JOHN H. MERRELL
Certified Public Accountant
Hutchinson and Bloodgood LLP

THOMAS A. MALOOF
Independent Consultant

JOHN SAMORE, JR.
Independent Consultant and CPA

KENNETH R. CARSON
Vice President, Retired
Farmer Bros. Co.

CAROL FARMER WAITE
Retired Teacher
Fountain Valley School District

OFFICERS

GUENTER W. BERGER
Chairman and Chief Executive Officer

ROGER M. LAVERTY III
President and Chief Operating Officer

MICHAEL J. KING
Vice President
Restaurant and Institutional Sales Division

JOHN E. SIMMONS
Treasurer and Chief Financial Officer

JOHN M. ANGLIN
Secretary
Attorney at Law
Anglin, Flewelling, Rasmussen, Campbell & Trytten LLP

LEGAL COUNSEL

ANGLIN, FLEWELLING, RASMUSSEN, CAMPBELL & TRYTTEN LLP
199 South Los Robles Avenue, Suite 600
Pasadena, California 91101

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ERNST & YOUNG LLP
725 South Figueroa Street
Fifth Floor
Los Angeles, California 90017

TRANSFER AGENT AND REGISTRAR

WELLS FARGO BANK MN, N.A.
Shareholder Services Department
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139

Perk Up Coffee Sales


Somethin'
NEW is
Brewin'
Farmer Brothers
COFFEE

20333 South Normandie Avenue | Torrance, CA 90502 | www.farmerbroscoffee.com